



2001 ANNUAL REPORT





OPPORTUNITY meets **CAPABILITY**













## VALTEK CONTROL PRODUCTS

Valtek brand products represent a broad range of high performance control valves and advanced digital control devices. The control valve line includes rotary eccentric/cammed disc, globe, rotary eccentric plug, ball and severe service valves.



## CHEMICAL PROCESS PUMPS

Flowserve is the leading supplier of chemical process pumps worldwide. These pumps conform to American National Standard Institute (ANSI) specifications and are used where reliability is a must. Pumps are available in a variety of designs and materials to meet any demand of severe chemical circulation.



## MULTISTAGE PUMPS

These heavy-duty, high-pressure and -temperature multistage pumps comply with specifications of the American Petroleum Institute (API). Typical applications include petroleum production, pipelines, petroleum refining, boiler feedwater, water treatment and mining.



## TWO STAGE PUMPS

Flowserve's two-stage process pumps are fully compliant with the specifications of the API. This piece of equipment is designed for the high-temperature and -pressure requirements in a number of applications in petroleum refining.



## DURCO VALVES & AUTOMAX ACTUATORS

Durco quarter-turn equipment consists of manually operated plug, ball and butterfly valves made in a variety of materials, linings and body styles. Automax valve automation systems include a broad range of rack and pinion, scotch and yoke, and electric actuators for adapting manual quarter-turn valves into automated systems.

## FLOWSERVE'S PRODUCTS AND SERVICES

Flowserve is the world's leading single-source provider of flow management products and related repair and replacement services. We have an estimated worldwide installed base of more than one million pumps working in a broad range of industrial applications. Flowserve is the premier manufacturer of pumps for the petroleum, chemical processing and power generating industries, and our valves, valve actuators and valve automation systems are widely installed in refineries, chemical plants, pharmaceutical, food and other processing applications. Our seals and sealing systems are used to prevent leakage of fluids in a variety of rotating systems. On this page is a sampling of the 36 brands and hundreds of models of Flowserve pumps, valves and seals.



### CONTROL VALVES ----------------------------[

Designed in split, globe, cryogenic, angle and plastic body styles, these versatile valves are used in low- and micro-flow applications and advanced metal bellows designs for zero fugitive emissions.



### MECHANICAL SEALS -------------------------[

Highly engineered mechanical seals are used in pumps, compressors, mixers, steam turbines and other rotary-motion equipment applications for containing corrosive, volatile, abrasive, precious or flammable fluids.



### VERTICAL PUMPS ---------------------------[

Flowserve manufactures this type of pump principally for the demands of water-management operations such as power plant circulating, river intake, cooling tower, water supply and irrigation applications.

## FINANCIAL HIGHLIGHTS

| (Amounts in thousands, except ratios and per share data) | 2001 | December 31, 2000[a] | 1999 |
|---|---|---|---|
| **RESULTS OF OPERATIONS** | | | |
| Net sales | $1,917,507 | $1,538,293 | $1,061,272 |
| Flowserve Pump [b] | 1,030,512 | 672,212 | 353,170 |
| Flow Control [b] | 278,907 | 276,284 | 295,320 |
| Flow Solutions [b] | 638,538 | 624,014 | 438,499 |
| Operating income | 142,154 | 92,031 | 31,748 |
| Flowserve Pump [c] | 124,359 | 78,793 | 23,095 |
| Flow Control [c] | 31,470 | 28,811 | 25,069 |
| Flow Solutions [c] | 79,374 | 68,232 | 56,148 |
| Net (loss) earnings | (1,497)[d] | 13,241[e] | 12,177[f] |
| Average shares outstanding | 39,330 | 37,842 | 37,856 |
| Net (loss) earnings per share (basic and diluted) | $ (0.04)[d] | $ 0.35[e] | $ 0.32[f] |
| Net earnings per share before special items | 1.42 | 1.35 | 1.04 |
| Bookings | 1,975,536 | 1,521,561 | 1,039,262 |
| Backlog | 662,803 | 659,250 | 270,647 |
| **PERFORMANCE RATIOS** (as a percent of net sales) | | | |
| Gross profit margin | 32.0% | 33.0% | 34.2%[f] |
| Selling, general and administrative expenses | 21.4% | 23.4% | 28.4%[f] |
| Operating income | 7.4% | 6.0% | 3.0% |
| Net earnings | –% | 0.9% | 1.1% |
| **FINANCIAL CONDITION** | | | |
| Cash and cash equivalents | $ 21,533 | $ 42,341 | $ 30,463 |
| Working capital | 481,368 | 464,035 | 258,128 |
| Total assets | 2,051,975 | 2,110,143 | 838,151 |
| Capital expenditures | 35,225 | 27,819 | 40,535 |
| Depreciation and amortization | 73,855 | 57,037 | 39,599 |
| Total debt | 1,040,745 | 1,129,206 | 201,869 |
| Shareholders' equity | 411,019 | 304,911 | 308,274 |
| **FINANCIAL RATIOS** | | | |
| Return on average shareholders' equity [g] | (0.5)% | 4.4% | 3.6% |
| Return on average net assets [h] | 4.4% | 5.5% | 3.4% |
| Net debt to capital ratio | 71.3% | 78.1% | 35.7% |
| Current ratio | 2.2 | 2.1 | 2.3 |
| Book value per share | $ 9.18 | $ 8.14 | $ 8.23 |

a) Financial results in 2000 include activity for Invatec and IDP from the date of the respective acquisitions.

b) Includes intersegment sales and excludes certain minor entities.

c) Excludes integration expenses, restructuring expenses, corporate expenses, certain minor entities and, in 1999, other nonrecurring items for inventory and fixed asset impairments.

The following "special items" are included in the financial highlights noted:

d) Financial results in 2001 include integration expenses of $63,043, a reduction of Flowserve restructuring expense of $1,208 and an extraordinary item of $17,851 net of tax, resulting in a reduction in after tax net earnings of $57,307 or $1.46 per share, for a net earnings per share before special items of $1.42.

e) Financial results in 2000 include integration expenses of $35,211, restructuring expenses of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in after tax net earnings of $37,752 or $1.00 per share, for a net earnings per share before special items of $1.35.

f) Financial results in 1999 include integration expenses of $14,207 relating to the Company's Flowserver program, restructuring expenses of $15,860, other nonrecurring items for inventory and fixed asset impairment of $5,067 (included in costs of sales), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5,799 (included in selling and administrative expense), resulting in a reduction in net earnings of $27,322 or $0.72 per share after tax, for net earnings per share before special items of $1.04.

g) Amounts before special items are 18.5% in 2001, 16.7% in 2000 and 11.7% in 1999.

h) Amounts before special items are 7.8% in 2001, 8.9% in 2000 and 7.7% in 1999.

**Contributions to 2001 Sales**



Flow Control 14%
Pumps 53%
Flow Solutions 33%


**Industries Served**



Water 7%
Petroleum 29%
General Industry and Other 20%
Power 20%
Chemicals 24%


**Geographic Coverage**



Canada 5%
Asia 8%
Latin America 9%
United States 52%
Europe/Middle East/Africa 26%


TABLE OF CONTENTS



ABOUT THE COMPANY

Flowserve Corporation [NYSE: FLS] produces industrial and engineered pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services for the process industries. Flowserve provides flow management products and services worldwide. Approximately half of the company's 2001 sales of almost $2 billion were outside the United States. With approximately 11,000 employees, operations in 30 countries and one of the most comprehensive arrays of flow control solutions, Flowserve is a leading provider of industrial flow management services.

## TO OUR SHAREHOLDERS AND EMPLOYEES

**OPERATING INCOME*** $ million


250
200
150
100
50
0
128.6
147.4
204.0
99
00
01

**OPERATING MARGIN***


12%
10%
8%
6%
4%
2%
0
6.2
7.5
10.6
99
00
01

*before special items; 1999-2000 are pro forma



In August 2000, we completed our purchase of the Ingersoll-Dresser Pump Co. and began the work of capturing real synergy savings. In 2001, we committed ourselves to achieving a $75 million annual run rate in savings by year-end.

**2001: A YEAR OF INTEGRATION SYNERGIES AND BALANCE SHEET IMPROVEMENT**

As we closed 2001, synergy savings stood at a run rate of more than $90 million. As a result of the captured synergy savings, our operating margin, before restructuring and integration expenses, is now 10.6 percent, up more than three full percentage points from when we began our integration efforts in 2000. Clearly, the acquisition of IDP has produced the significant benefits that we expected.

We discontinued significant redundant operations as part of the IDP integration – closing IDP headquarters, a number of manufacturing and repair facilities and reducing our sales and marketing staff. Integrating two companies, two cultures, is never easy and we encountered a number of hurdles during 2001. In some instances, we did not deliver product on time and our customer service fell. In response, we focused on fixing the fundamentals – purchasing, scheduling and other basic processes – and we introduced the Flowserve Management System to align our employees' individual objectives with our operating plans. As we enter 2002, I'm confident we've resolved the majority of our integration issues.

When we acquired IDP, we also promised to reduce our financial leverage to market levels as quickly as possible. In late 2001, we successfully issued 6.9 million shares of common stock with minimal dilution and used the proceeds to strengthen our balance sheet by retiring approximately $133 million of high-cost debt. Our debt-to-capital ratio declined to 71 percent at year-end. We expect to make additional debt reduction in 2002.

It's worth noting that while we were keenly focused on completing the acquisition integration and debt reduction, we also delivered improved earnings for the year, excluding special items. Our 2001 earnings per share, excluding restructuring and integration expenses and extraordinary items, increased to $1.42 from $1.35 in 2000. Earnings improved in spite of weakness in two of our major markets in the second half of the year and the economic slowdown that followed the events of September 11th.

Going forward, our business outlook remains exceptionally positive. Here are just a few of the reasons why:

- We are the leading pump manufacturer in all of our primary markets;
- We are the only major flow control company that offers customers one-stop shopping for pumps, valves, seals and service;

- We derive roughly half of our business from aftermarket sales and service – a relatively stable annuity stream of revenues and profits;
- Our research and development efforts make our products more reliable and easier to service – a big selling point with our customers.

Behind it all is the spirit and determination of every person who works for Flowserve. Our reputation for quality and reliability is testimony to our people who proudly stand behind everything that we do.

In 2001, we added two seasoned executives to our corporate officer ranks – Carlos Cardoso, the new president of Flowserve Pump Division, and Dave Chavenson, our new corporate treasurer. Their insights and expertise are welcome additions to our experienced management team.

With the same spirit and determination that produced success in 2001, we now set our sights on our promise for 2002 – a promise of operational excellence.

**2002: A YEAR OF OPERATIONAL EXCELLENCE**

Our focus in 2002 will be on the fundamentals – improving customer service, expanding our continuous improvement process, instilling a performance culture and being a more efficient user of working capital. By focusing on the fundamentals, we expect to drive increased cash flow – increasing the funds we have available to improve our balance sheet and invest in our future.

In 2002, the first wave of 25 black belts – experts in the proven concepts and practices of continuous improvement including lean enterprise and Six Sigma – will graduate from a six-month training course, return to their organizations and begin the work of continuous improvement. Our goal is to have 70 full-time black belts by the end of 2002. As we arm our employees with the appropriate tools and resources, we look for improvements in set-up times, inventory accuracy, inventory turns, cycle times and on-time deliveries.

Early results are already encouraging. At one of our U.S. locations, we reduced our scrap and rework costs by 45 percent in three months by applying lean enterprise and Six Sigma methodologies. Over a three-month period at one of our European locations, a team reduced work-in-process inventory by €1.5 million and increased on-time deliveries to 95 percent from 86 percent.

As we begin to deliver the fundamentals with operational excellence, we're confident that we'll be able to expand our margins and generate significant incremental cash flow. Our intent is to further reduce our debt, continuing to strengthen our balance sheet as we promised when we acquired IDP.

**BEYOND OPERATIONAL EXCELLENCE**

Operational excellence is but one element of our long-term vision and strategy. Our vision is to be a $10 billion in revenue, world-class provider of industrial products and services in 10 years. Our strategy is to maximize stakeholder value by delivering world-class financial, operational and product performance by doing the following:

- Embrace a "Customer First" philosophy;
- Grow organically at two times the market;
- Be the low cost producer;
- Be an industry consolidator;
- Achieve top tier financial performance; and
- Live the Flowserve performance culture.

As we focus on operational excellence in 2002, we continue to look to new market opportunities for our existing product portfolio. We continue to innovate with new products and technologies to solve our customers' needs. We continue to pursue strategic acquisitions and we continue to improve the quality of our balance sheet.

These are the promises of Flowserve and we will deliver on these promises. Our customers, our employees and our shareholders expect no less.

C. Scott Greer
Chairman, President and Chief Executive Officer





PETROLEUM

More than 3,000 products are made from crude oil. Besides motor oil, gasoline, diesel fuel, and heating oil, crude oil is used to make ink, crayons, dishwashing liquids, eyeglasses, tires and ammonia, to name just a few. Each year, the petroleum industry spends more than $6 billion on flow control products including pumps, valves and seals.

Sources: Energy Information Association, Flowserve estimates

## Opportunity Meets Capability

We are one of the world's leading providers of pumps, valves, seals and flow control services to all types of process industries. Our products perform a fundamental service in industries that are fundamental to our lives and touch us every day. Food processing. Water treatment. Power generation. Agriculture. Oil and gas. Pharmaceuticals. Our markets are large, diverse, global and loaded with opportunity.

At any time or place in the world, when someone needs to move a fluid or gas from one point to another, they turn to Flowserve. Why Flowserve? It's an important question because we're more than just the sum of our end markets. We bring unique capabilities to our customers. Great brands. Innovative solutions. Cradle to grave service. One-stop shopping. A commitment to operational excellence. A Flowserve performance culture and an experienced management team. These are the capabilities that make Flowserve the provider of choice in flow control.

In this year's annual report, you'll not only read about our tremendous end-market opportunities, you'll get a better understanding of why our customers choose Flowserve. At Flowserve, we believe it's a unique combination of opportunity and capability that makes our potential great and our future exceptionally bright.

**IT STARTS WITH GREAT BRANDS . . .**

Durco®, Byron Jackson®, Worthington®, Flowserve®, IDP®, Pleuger®, Valtek®, Durametallic®. Ask a process engineer or maintenance supervisor what our brand names mean and you're likely to hear words like "reliable" and "high quality." Whether in pumps, valves, seals or service, our brands stand for robust designs, materials expertise, exceptional performance and reliability. Our reputation for quality is critical – the failure of a pump, valve or seal can shut down a plant and result in lost revenues and higher costs for our customers. Delivering on the reliability and quality inherent in our brands has always been our first priority – because it's the number one reason that people choose Flowserve.

Our 36 well-established brand names offer comprehensive solutions across multiple applications in multiple industries. We manufacture 180 different models of seals and sealing systems. We have more than a million pumps installed around the world. We offer a complete line of valves, actuators and related components including ball, plug, globe and butterfly designs. Our automation systems include pneumatic and electric actuators and a range of analog and digital control components.

APPLICATION

Flowserve's contract with BP's Grangemouth Complex in the United Kingdom provides total maintenance support for Flowserve and competitor installed products. This type of agreement may be the model for the future – providing asset management services for our customers and resulting in controlled maintenance costs and higher reliability.

Nine sets of Flowserve pumps will be shipped in 2002 to one of the world's leading oil and gas companies for use in a deepwater project located off the coast of Africa. The multimillion dollar contract includes pumps for water injection, crude transfer, seawater lift and general services.

Flowserve pumps are used in clean fuels projects to reduce sulfur in gasoline and diesel fuels to mandated global limits.



FOOD AND BEVERAGE

Approximately 1.2 billion barrels of beer are produced around the world each year. The food and beverage processing industries use flow control products from Flowserve throughout their process facilities.

Source: Anheuser-Busch Companies, Inc.

CAPABILITY

This extensive product portfolio wasn't created overnight. The history of many of our brands goes back more than 100 years. Worthington Pumps has a reputation dating back to 1840 when Henry R. Worthington invented the first direct-acting steam pump. The Byron Jackson Company – founded in 1872 – created the technique for pumping water under high pressure to increase oil production. It created prototype pumps for the first atomic-powered submarine. Durco International began operation in 1912 and soon built a reputation for being able to handle and control virtually any type of corrosive liquid.

After many acquisitions and much consolidation, these brands now represent Flowserve. This is our heritage – the basis for our brands today. Our product portfolio reflects this extensive knowledge base, this history of great performance.

We're constantly pursuing new market opportunities for our products – whether they are new geographic markets or new applications. We believe there is significant opportunity in both Latin America and the Asia/Pacific region. And we've had great success with cross-selling – offering an existing product as the solution for a new application in an under-served industry. Our StarPac® control valve was recently introduced to the oil and gas industry as a solution for automating gas lift oil wells. It increases the well's overall production by providing constant gas flow rates, stabilizing pressure and preventing surging. Previously, the StarPac control valve had been successfully used in other process industry applications.

Great brands. That's where our capabilities begin. But that alone isn't enough. We constantly . . .

**RAISE THE BAR WITH INNOVATIVE SOLUTIONS**

A great history is nice to have, but a great future is what we're focused on at Flowserve. A future built on innovation – across all product lines, leveraging all our expertise, in every aspect of the way we do business. That's our goal and we've already realized good success. Here are a few examples:

- In petroleum applications, our multi-phase pumps are able to simultaneously move both gases and liquids, reducing the need for separation plants at the well. Future subsea applications hold great promise for reducing the cost and improving the efficiency of offshore oil and gas production.

APPLICATION

Pumps from Flowserve are used in the brewing, packaging, utility, bio-gas generation and waste treatment areas in breweries worldwide.

To insure the highest level of beer quality, Flowserve pumps are made with premium castings that are specially machined and have specified internal surface finishes.

Flowserve pumps and valves are widely used in the processing of both beverages and foods such as high fructose corn syrup – an ingredient in soft drinks, salad dressing, candy, spaghetti sauce and many other common foods.



OPPORTUNITY

POWER

More than 150,000 megawatts of new capacity – the equivalent of more than 650 new power plants – will be needed to meet the growing demand for power in the next five years in the United States. Worldwide capital spending on power generation is approximately $300 billion each year. Flowserve pumps, valves and seals can be found in all types of power plants including traditional fossil fuel, nuclear power, simple and combined cycle plants as well as waste-to-energy and other types of renewable technologies.

Sources: Industrial Information Resource Inc., PEC Reports

CAPABILITY

- The Mach 1 valve – a quarter-turn manual valve – requires lower turning torque and provides higher standard pressure and temperature ratings. It also can be repaired in the field while still in-line – a big savings in terms of maintenance and plant downtime.

- In 2001, we completed development of the highest-pressure gas-lubricated compressor seal – rated at 6,000 pounds per square inch. We also introduced the well-proven wavy face seal technology into our compressor seal range. With this technology, each seal rotor has an undulating face that results in improved reliability for our customers.

- We're a leading developer and manufacturer of smart digital products for control valve applications – offering higher performance, increased accuracy and comprehensive diagnostics not available with conventional systems.

We're taking innovative approaches – not just to our product designs but also to the way we do business. Our seal service business is the industry leader in developing alliances with its customers. In fact, 45 percent of our North American seal end-user business is done through alliances, which can take a variety of forms.

One type of alliance is based on a fixed fee for a three- to five-year period with stated goals in the areas of mean time between failure, inventory levels, operating costs and training. Our experience and our customers' experience with alliances have been exceptional. We've been able to both lower costs and reduce downtime for our customers on a consistent basis. We look to duplicate this success by developing alliances in both our pump and valve service businesses.

We're also leveraging our learning in seal service with the development of a new approach to the service business, Flowstar.net – an asset management service. Flowstar.net is a Web-based tool that employs a facility-specific database of performance history, maintenance history and condition monitoring to effectively predict failure and schedule preventive maintenance. Already in use for our seal business, we are expanding the capabilities of Flowstar.net to include both our pump and valve business. We're currently beta-testing the system at several customer sites.

Flowstar.net is another example of how we continue to innovate along every dimension of our business. An example of how we build alliances with our customers. An example of how we stand behind our products. From the minute a pump, valve or seal design is manufactured, we . . .

APPLICATION

Approximately 90 percent of new power plants are built around gas turbines. Flowserve control valves are used to operate the turbines, to control feedwater flow and startup and to balance the process flow across the power plant.

Flowserve was awarded a multimillion dollar contract to supply pumps for the Lungmen Nuclear Power Plant Units 1 and 2 in Taiwan. At their peak, each unit will produce an additional 1,350 megawatts for the Taiwan Power Company.

Our Anchor/Darling® product line – including butterfly, ball and ball check, gate, globe, globe control, lift check, swing check, tilting disc check and air release/air vacuum valves, actuators and chemical connectors – is used extensively by the nuclear power industry.



OPPORTUNITY

## CHEMICAL

Chemical industry shipments are more than $1.5 trillion worldwide each year. Capital spending is estimated at more than $85 billion annually for the combined chemical and pharmaceutical industries. Flowserve pumps, valves and seals are used to control the flows of steam, natural gas, air, water, polymers, hydrocarbons and other organic and inorganic liquids.

Sources: U.S. Trade and Industry Outlook, Industrial Information Resources Inc., PEC Reports

CAPABILITY

APPLICATION

Our Mach 1 High Performance Plug Valve – just introduced to the chemical industry – is designed to break temperature, pressure and torque barriers found in standard non-lubricated plug valves.

Flowserve split seals can be installed in minutes without dismantling a pump. Split seals are ideal for use in "unspared" process pumps in non-hazardous chemical applications as well as in pulp and paper, municipal water and power generation applications.

Our high alloy valves use titanium and zirconium for specialized applications – many of which are found in chemical processes – where extreme corrosion resistance is required.

**BACK IT UP FROM CRADLE TO GRAVE**

Customers are increasingly choosing to outsource the maintenance of flow control equipment in their facilities. And, more often than not, they're turning to the original equipment manufacturers [OEM] to perform these aftermarket services.

Our analysis indicates that aftermarket costs – including service, replacement parts and seals – represent more than 85 percent of the total life cycle costs of owning and operating a pump. With an installed base of more than a million pumps worldwide, we're in a good position to capture a steady stream of aftermarket revenues. Our acquisition of IDP in 2000 more than tripled our installed base of pumps – offering an exceptional opportunity to grow our aftermarket revenues.

Today, about half of our sales revenues come from aftermarket business. We have an extensive global network of more than 150 service and quick response centers that can provide services such as:

- Startup and commissioning,
- Repair of valves, pumps and related systems,
- Re-rates, upgrades and retrofits,
- Customized spare parts inventorying,
- Training for our customers' technicians and managers,
- Field machining, and
- Leak detection and sealing services.

Our seals business sets the standard with a network of more than 50 Quick Response Centers [QRCs] that provide customers with immediate access to technical consultants, replacement parts and extensive service and repair offerings. We have the ability to go to our customer's site, measure a pump – be it a Flowserve pump or a competitor's – design the seal, manufacture the seal, assemble and test it consistently in less than 72 hours. That's the best turnaround time in the industry.

Our QRCs are strategically located to be close to our customer base. As customers have downsized their staffs, they can turn to technical consultants at Flowserve – available in the field on a 24/7/365 basis. Our QRCs can function as an extension of our customer's operations – in keeping with our "alliance" approach to the business.



AGRICULTURE

More than 600 million metric tons of corn were consumed around the world last year. Corn can be milled to produce cereals or processed to produce fuel ethanol, corn oil or corn syrups. Flowserve pumps are used for crop irrigation and a variety of Flowserve products can be found in corn milling, processing and refinery facilities around the world.

Source: USDA

CAPABILITY

And we offer other specialized service capabilities to our customers such as leak sealing, hot tapping, line stopping and field machining. Hot tapping is an example of a repair service that can be too specialized or complex for many customers to undertake – entailing tapping into an operating pipeline without interrupting its flow. We've tapped into some unusual and exciting situations including an undersea oil platform and the hull of a sunken oil tanker.

With this breadth of expertise and wide array of service offerings, we believe there is a significant opportunity to grow the Flowserve service business. It's an opportunity not just for our company but also for our customers – allowing them to focus on their businesses and leave the service to us.

Outstanding pumps, valves and seals backed up with outstanding service. It's one way that we can . . .

**MAKE IT EASY WITH ONE STOP SHOPPING**

Today, many – if not most – of our customers are trying to reduce the number of suppliers they use and, at the same time, require more from those suppliers that remain. It's essential, then, for any supplier to broaden and deepen the value they deliver to their customers. We believe one reason our customers choose Flowserve is our capability to deliver all – not just one or two – of their flow control needs.

We design and manufacture pumps – built to either recognized global standards or to customer specifications. We design and deliver valves, actuators and accessories under tough deadlines for any application or project. We offer innovative seal design and responsiveness, as well as new technologies that lower maintenance and operating costs. And we offer service – responsive and complete with an OEM perspective – for pumps, valves and seals. Service not just for our products but for our competitors as well.

Some companies offer one or two of these. None offer a portfolio of flow control solutions as comprehensive as Flowserve. We believe we are the largest provider of flow control systems and service in the world. And in flow control, size does have its advantages. It is another reason that customers choose Flowserve.

Our manufacturing and service facilities are located in countries around the world – from the United Kingdom, France, Germany, Italy and Saudi Arabia; to the United States and Mexico; to Singapore and India. Operating in 30 countries, we have the ability to serve our customers at any of their facilities around the world – a big advantage with many of our large, multinational customers.

APPLICATION

Thousands of Flowserve pumps are in service at corn refining facilities around the world, helping to produce ingredients such as dextrose, high fructose corn syrup and other basic syrups to provide energy and sweetness in the foods we eat.

Cargill Dow Polymers uses a variety of Flowserve pumps – about 150 pumps in total – in its lactic acid project. Polylactic acid materials are made with renewable resources – such as corn, wheat and sugar beets – and go into the production of biodegradable plastics.

Animal feed ingredients are derived from corn wet milling processes. Flowserve pumps help process liquid feed ingredients used by cattle feedlots and dairies.



WATER

In the United States alone, 55,000 community water systems process nearly 34 billion gallons of water every day through more than 600,000 miles of pipe. American water utilities spend $22 billion making water fit to drink and billions more delivering it to their customers. In 2001, the American Water Works Association recognized Flowserve for 100 years of service to the water resource industry.

Sources: U.S. Environmental Protection Agency, American Water Works Association

CAPABILITY

APPLICATION

Our Hengelo pump repair facility in the Netherlands is dedicated to the service and repair of many of the huge pumps installed in that country's network of dikes and canals. Their work helps in the critically important job of managing water and keeping dry the vast areas below sea level.

Clean-up of the Florida Everglades – the largest environmental restoration project in the world – depends on Flowserve pumps. More than 25 pumps in six pumping stations will move a total of 14 billion gallons of water per day.

In Bangkok, Thailand Fisheries will use 12 vertical pumping units from Flowserve to filter fresh water for the fisheries industry and for municipal consumption.

In the highly fragmented flow control industry, our customers can also find some security in choosing a larger company with staying power. We intend to be a consolidator for the flow control industry. We have completed 23 acquisitions since 1990 – all designed to expand our customer base, broaden our product line, enter new markets or capture operating synergies. Strategic acquisitions remain one of the ways that we will continue to grow our business and, in the process, reduce our cost structure by eliminating redundancies in the consolidation process.

When a customer chooses Flowserve, they can be confident that we are a company committed to being a leader in the flow control industry. A company with staying power. A company committed to deliver complete solutions including pumps, valves, seals and service. And a company committed to . . .

**DELIVER WITH OPERATIONAL EXCELLENCE**

Operational excellence is a major focus for Flowserve in 2002. In the future, we want customers to choose Flowserve for its outstanding on-time deliveries, its flexibility and its lean, efficient operations.

We now benchmark our performance against the best. Period. Not the best in our industry, but the best across all industries. With this attitude, we're confident we can significantly increase the value we deliver to our customers.

We're already disseminating the concepts of lean manufacturing, Six Sigma quality and continuous improvement throughout our organization. Starting in third quarter 2001, we began in-depth training on specific tools to make our processes more efficient and less variable. Tools like paretto analysis and best practice sharing. After six months of intensive training, our first wave of 25 continuous improvement experts or black belts will be deployed in early 2002. By the end of the year, we expect to have 70 full-time black belts in place throughout the company.

Project by project, we plan to track our progress. We expect to realize meaningful savings as each black belt identifies opportunities, calculates savings, executes needed changes and tracks results. With 70 black belts by year-end, we look for some savings this year and a significant impact in 2003. As we apply the continuous improvement tools to material ordering and inventory management, we're confident we can realize significant benefits such as improved on-time delivery performance and, ultimately, increased cash flow.



PHARMACEUTICAL

Leading research-based pharmaceutical companies believe there are at least 29 compounds in the global pipeline with "blockbuster" potential. Annual sales for the worldwide pharmaceutical industry are estimated to be more than $400 billion. In both production and research facilities, Flowserve products are used for process control.

Sources: U.S. Industry and Trade Outlook, IMS Health, Burrill and Company

CAPABILITY

APPLICATION

Pharmaceutical manufacturers use Flowserve pumps for wastewater treatment, water purification, water cooling towers, chilled water systems and environmental controls.

Flowserve pumps are used throughout the manufacturing process – from the beginning steps to the intermediate and finishing steps – in the production of human and animal antibiotics, animal growth supplements and bulk insulin.

In the production of most pharmaceuticals, Flowserve pumps are used to add solvents to generate a chemical reaction. Then the pumps extract the solvents *from the process and* separate them.

To be successful, operational excellence must extend to our suppliers. Four of the participants in our first wave of black belt training are from our suppliers' organizations. Beyond operational excellence, we continue to drive our low-cost sourcing strategy for every part we purchase. Consolidating our supplier base and instilling it with a philosophy of operational excellence is all part of delivering the greatest value to our customers.

People who work for and with Flowserve are focused on operational excellence. It's an attitude. Part of our efforts to . . .

**INSTILL A PERFORMANCE CULTURE**

A promise is a promise. Thinking without boundaries. Add value in all that we do. The right people working together. These are the values of the Flowserve performance culture. Every person at Flowserve must live and practice these values every day. Our customers expect it and demand it. So do we.

Beyond the values, our core competencies define how we behave. The Flowserve core competencies are:

- Business and competitive knowledge
- Results orientation
- Passion for cycle time reduction
- Productive risk-taking
- Can-do approach
- Teaming
- Intellectual stretch
- Leadership development

Our Flowserve performance culture replaces the dozens of organizational cultures that we acquired as part of the 23 strategic acquisitions we've completed since 1990. More than anything else, it revolves around delivering value to our customers. And it incorporates ideas from companies outside the pump, valve and seal industries – ideas like continuous improvement and operational excellence from some of the premier companies in the world.



NAVY / MARINE

Nuclear powered warships, such as the NIMITZ Class aircraft carriers, rely on a variety of mission critical Flowserve pumps. The U.S. Navy spends approximately $30 billion annually on ship construction and equipment maintenance of its active fleet. Flowserve provides both highly engineered and standard design pumps for surface vessels and state-of-the-art low noise pumps for submarines.

Source: U.S. Department of Defense

# CAPABILITY

We've developed the Flowserve Management System [FMS] to reinforce our performance culture; to be sure it is easily understood and followed throughout our company. FMS begins and ends with the customer – identifying their needs and ensuring we deliver. FMS links our strategy and vision to operational plans and the personal objectives of every individual in our company.


Flowserve Management System
Strategy For World Class Performance
Goal Deployment
Six Sigma
Cost Control & Improvement
On-time Delivery
E-Business Process
Profitable Sales Growth
"Customer First!"
Tools, Processes & Metrics
Associate Involvement

With the involvement of every employee, the Flowserve Management System converts our "Customer First" philosophy into world-class performance and profitable sales growth.

It provides the necessary tools to involve every person in Flowserve in the achievement of our plans. Tools such as catchball, root cause countermeasures, self-diagnosis – all designed to help achieve our annual objectives through a series of regular progress reviews. We believe that having a transparent system in place to deploy consistent goals throughout our organization is a critical step in delivering truly world-class performance.

We have virtually unlimited opportunities to generate world-class performance. Opportunities to be more efficient, to respond more quickly. Opportunities to leverage our existing products into new markets. Opportunities to innovate. Opportunities to market more comprehensive solutions more strategically to our customers.

## APPLICATION

Flowserve is the leading supplier of mission critical engine room pumps to the U.S. Navy, including the main boiler feed pumps and main condensate pumps used for steam generation on vessels in the nuclear powered fleet.

With our hot-tapping service – drilling into an operating vessel or pipeline without any leakage or interruption of flow – we have performed underwater service on both ships and subsea oil platforms.

Flowserve pumps help to operate the dry-dock at a major East Coast shipyard responsible for the overhaul, repair and modernization of LOS ANGELES Class nuclear powered submarines.



*Seated (left)* – **Kathleen A. Giddings,** Vice President and Corporate Controller; **Ronald F. Shuff,** Vice President, Secretary and General Counsel; **Renée J. Hornbaker,** Vice President and Chief Financial Officer; **C. Scott Greer,** Chairman, President and Chief Executive Officer; **Mark D. Dailey,** Vice President, Supply Chain and Continuous Improvement; **Cheryl D. McNeal,** Vice President, Human Resources; **Sean S. Clancey,** Vice President, Corporate Communications; **Carlos M. Cardoso,** Vice President, Division President, Flowserve Pump Division *Standing (left)* – **George A. Shedlarski,** Vice President, Division President, Flow Control and Flow Solutions Divisions; **David F. Chavenson,** Vice President, Corporate Treasurer; **J.B. Nowlin,** Vice President, Tax; **Rory E. MacDowell,** Vice President and Chief Information Officer

OFFICERS

Why do our customers choose Flowserve? Bottom line, customers choose Flowserve because they believe in our company and its future. Leading Flowserve with a vision for the future is the experienced management team pictured here. Their vision is to grow Flowserve into a $10 billion company by 2010. It's a vision of vast opportunity meeting tremendous capability.

The people of Flowserve have already begun to seize on these opportunities. Experienced and open-minded people. The best and the brightest. We recognize that to win we must . . .

**GIVE POWER TO OUR PEOPLE**

Bottom line, we recognize people make it all happen. The great brands. Innovative solutions. Outstanding service and easy one-stop shopping. Operational excellence. Behind each one of our capabilities are the people of Flowserve.

We have an incredible wealth of experience and knowledge in our employee base. And we are firm believers in continuous learning. Our Learning Resource Center [LRC] in Irving, Texas provides hands-on training in solving flow control problems. Classroom instruction introduces the theory on hydraulics, pumps, valves and seals needed to address real life situations. Interactive, hands-on experience is provided in state-of-the-art labs where students can test, disassemble and reassemble more than 100 static pumps and 28 operating pumps, as well as dozens of valves, and seal configurations, that simulate working conditions. The LRC trains not just Flowserve employees, but also employees from our customers and our suppliers. Approximately 600 people were trained at the LRC in 2001. In addition, LRC trainers conduct on-site sessions at our customers' facilities.

A strong workforce led by an experienced management team. Perhaps this is the most powerful capability we have. The capability that drives us to identify new opportunities and then take the right steps to turn opportunity into value – value for our customers, our shareholders and our employees.

# FINANCIAL REVIEW

## Report of Independent Accountants

To The Board of Directors and Shareholders of
Flowserve Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Flowserve Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001.

PricewaterhouseCoopers LLP
Dallas, Texas
February 5, 2002

## Report of Independent Auditors

To The Board of Directors and Shareholders of
Flowserve Corporation

We have audited the accompanying consolidated statement of operations, comprehensive loss, shareholders' equity, and cash flows of Flowserve Corporation and subsidiaries for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Flowserve Corporation and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Dallas, Texas
February 10, 2000, except for Note 8 as to which date is July 14, 2000

## Report of Management

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit/Finance Committee comprised entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent external and internal auditors.

C. Scott Greer
Chairman, President and Chief Executive Officer

Renée J. Hornbaker
Vice President and Chief Financial Officer

Kathleen A. Giddings
Vice President and Chief Accounting Officer

## OVERVIEW

The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

Flowserve produces engineered and industrial pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is predominately used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, the cyclical nature of the petroleum, chemical, power and other industries served, by the relationship of the U.S. dollar to other currencies, and by the demand for and pricing of customers' products. The Company believes the impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines, geographic coverage and significant installed base, which provides potential for an annuity stream of revenue from parts and services.

## RESULTS OF OPERATIONS

In general, 2001 results were higher than the prior year due to the Company's acquisition of Ingersoll-Dresser Pump Company (IDP) on August 8, 2000. That acquisition plus the Company's acquisition of Innovative Valve Technologies, Inc. (Invatec) on January 12, 2000 generally resulted in 2000 results greater than those of 1999. These acquisitions are discussed in further detail in the Liquidity and Capital Resources section of this Management Discussion and Analysis. Pro forma results referenced throughout this discussion give effect as if the Company's August 2000 acquisition of IDP had been completed on January 1, 2000 and includes purchase accounting adjustments and estimated financing costs. Special items include integration expense, restructuring expense, extraordinary items and, in 1999, other special items for asset impairment, executive separation contracts and facilities closure costs.

Sales increased 24.7% to $1,917.5 million in 2001, compared with $1,538.3 million in 2000. Pro forma sales in 2000 were $1,960.1 million. Sales for 2001 compared to the prior year on a pro forma basis were adversely affected by an unfavorable currency translation of approximately 1.9%, the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree to acquire IDP and the closure or sale of several service operations. Additionally, sales in 2001 were adversely impacted by the disruption following September 11th and its resultant impact on an already weakening U.S. economy, which contributed to a reduction in quick turnaround business. Sales increased 44.9% to $1,538.3 million in 2000, compared with $1,061.3 million in 1999. This increase was largely a result of the acquisitions.

The change in sales is discussed further in the following section on Business Segments.

**SALES AND BOOKINGS**

(In millions of dollars)


$1,975.5 $1,917.5
$1,521.6 $1,538.3
$1,039.3 $1,061.3
2001
2000
1999
Bookings
Sales

Bookings, or incoming orders for which there are purchase commitments, were $1,975.5 million in 2001, or 29.9% higher than 2000 when bookings were $1,521.6 million. Pro forma bookings in 2000 were $2,036.8 million. Bookings in 2001 were relatively strong in the petroleum, power and water markets. Bookings activity was mixed-to-slightly weaker in the chemical and general industrial markets. Bookings might have been greater had it not been for the adverse impact of the September 11th events. The quick turnaround business, including maintenance, repair and overhaul (MRO), manual valves, parts, seals and ISO and ANSI pump bookings, slowed after September 11th as many of the Company's customers instituted tighter security measures at their plant sites. Bookings in 2000 were 46.4% higher than in 1999 when bookings were $1,039.3 million. This increase was largely a result of the acquisitions. Backlog at December 31, 2001 was $662.8 million compared with $659.3 million in the previous year. The increase in backlog in 2001 reflects bookings strength in the petroleum, power and water markets, products which tend to have longer lead times, partially offset by a downturn in chemical and industrial markets, products which tend to have shorter lead times. Backlog in 2000 was up from 1999 due to the acquisitions.

Sales originating outside the United States were 43% of total sales in 2001, compared with 38% in 2000 and 42% in 1999. The higher 2001 percentage is primarily due to including IDP's significant international operations for the full year in 2001. The lower 2000 percentage is primarily due to Invatec's markets being principally in the United States and the negative impact of currency translation. Sales to destinations outside the United States were 48%, unchanged from the prior year.

### Business Segments

Flowserve manages its operations through three business segments: Flowserve Pump Division for engineered and industrial pumps; Flow Solutions Division for precision mechanical seals and flow management services; and Flow Control Division for automated and manual quarter-turn valves, control valves, nuclear valves and valve actuators.

Sales, including intersegment sales, and operating income before special items, for each of the three business segments follows:

| | Flowserve Pump Division | | |
|---|---|---|---|
| (In millions of dollars) | **2001** | 2000 | 1999 |
| Sales | **$1,030.5** | $672.2 | $353.2 |
| Operating income (before special items) | **124.4** | 78.8 | 23.1 |

Sales of pumps and pump parts for the Flowserve Pump Division (FPD), increased to $1,030.5 million in 2001 from $672.2 million in 2000 and $353.2 million in 1999. The sales increases were due to the acquisition of IDP. On a pro forma basis, revenues were $1,048.6 million in 2000. The decrease in 2001 sales compared to 2000 pro forma sales generally resulted from unfavorable currency translation, which reduced sales by about 2.1% year-over-year, and the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree. Sales would likely have been higher if not for the slowdown in quick turnaround sales following September 11th. On a comparable operations basis without IDP and Invatec, sales in 2000 declined slightly compared to 1999 primarily due to unfavorable currency translation.

FPD operating income in 2001, before special items, increased 57.9% from 2000 results of $78.8 million and 72.8% from pro forma 2000 results of $72.0 million. FPD operating income in 2000, before special items, increased 241.1% from 1999 results of $23.1 million. Operating income, before special items, as a percentage of FPD sales increased to approximately 12.1% in 2001 from 11.7% in 2000 on an as reported basis and 6.9% on a pro forma basis, and from 6.5% in 1999. The increase primarily resulted from the synergy savings realized from the IDP integration activities, which include the reduction of overlapping sales activities and the closure, divestiture or significant downsizing of a number of pump plants.

| | Flow Solutions Division | | |
|---|---|---|---|
| (In millions of dollars) | **2001** | 2000 | 1999 |
| Sales | **$638.5** | $624.0 | $438.5 |
| Operating income (before special items) | **79.4** | 68.2 | 56.1 |

Sales of seal products and services for the Flow Solutions Division (FSD) increased to $638.5 million in 2001, compared with $624.0 million in 2000 and $438.5 million in 1999. Sales in 2001 were higher than in 2000 primarily due to a full year of the inclusion of a portion of IDP's service repair business in 2001. Pro forma sales were $669.5 million in 2000. The decrease from pro forma sales is due to unfavorable currency translation of 1.5%, the reduction in quick turnaround seal shipments and service business after the September 11th events, and the closure or sale of several service operations. The sales increase in 2000 was primarily due to the acquisitions of IDP and Invatec. On a comparable operations basis without IDP and Invatec, sales in 2000 increased slightly, generally due to the seal business.

FSD operating income in 2001 of $79.4 million, before special items, was 16.4% above 2000 results of $68.2 million and 4.6% above 2000 pro forma results of $75.9 million. FSD operating income in 2000, before special items, increased 21.6% from 1999 results of $56.1 million. Operating income, before special items, as a percentage of FSD sales increased to 12.4% in 2001 from 10.9% in 2000 on an as reported basis and 11.3% on a pro forma basis, and from 12.8% in 1999. The improvement in 2001 reflects the benefits of the integration of the service operations and the consolidation of the North American seal business. The decrease in 2000 is due to the acquisition of Invatec, including disruption during the integration of Invatec and Invatec's historically lower gross margins, and unfavorable variances and period costs related to the restructuring of the seal business.

| | Flow Control Division | | |
|---|---|---|---|
| (In millions of dollars) | **2001** | 2000 | 1999 |
| Sales | **$278.9** | $276.3 | $295.3 |
| Operating income (before special items) | **31.5** | 28.8 | 25.1 |

Sales of valves and valve automation products for the Flow Control Division (FCD) increased to $278.9 million in 2001 from $276.3 million in 2000 and were below the $295.3 million in 1999. Sales in 2001 increased slightly over 2000 despite an unfavorable currency translation, which reduced sales by about 1.8% and the slowdown in quick turnaround manual valve sales after the September 11th events. Sales in 2000 decreased primarily due to a general decline in business levels in the served markets of chemical, petrochemical and refining. The decline in 2000 was also caused by unfavorable currency translation of about 4%.

FCD operating income in 2001 of $31.5 million, before special items, increased 9.4% from 2000 results of $28.8 million. FCD operating income, before special items, in 2000 increased 14.7% from 1999 results of $25.1 million. Operating income before special items, as a percentage of FCD sales was 11.3% in 2001, compared with 10.4% in 2000 and 8.5% in 1999. The improved operating margin in 2001 was primarily due to efficiency improvements, which resulted in cost reductions. The increase in 2000 was primarily due to the benefits of the 1999 restructuring program.

**Consolidated Results**

The gross profit of $614.6 million in 2001 increased 21.2% compared with 2000 reflecting the IDP acquisition. The gross profit in 2001 increased 2.5% compared with 2000 on a pro forma basis, despite a 2.2% reduction in pro forma sales. Gross profit margin, gross profit as a percentage of sales, was 32.0% in 2001, 33.0% in 2000 and 34.2% in 1999. The decrease in 2001 and 2000 gross profit as reported was primarily due to the acquisition of IDP, as IDP's margins historically are lower than those for the balance of the Company. The Company's margin in 2001 increased 140 basis points when compared with the 2000 pro forma margin of 30.6%. This improvement primarily resulted from IDP manufacturing integration synergies that resulted from closing, divesting or significantly downsizing a number of pump manufacturing facilities and numerous service and repair facilities. Additionally, the Company benefitted from the consolidation of its North American seal business and consolidation of certain other valve businesses throughout 2000. The benefits were partially offset by a less profitable product mix of chemical process pumps, manual valves, seals and service which was caused by the slowdown in quick turnaround business.

Inventories are stated at the lower of cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method. The Company's LIFO reserve for U.S. inventories declined to $33.9 million at December 31, 2001 from $37.5 million at December 31, 2000 due primarily to a reduction in the FIFO cost caused by deflation in materials cost in 2001. Therefore, the impact of this reduction on 2001 earnings was insignificant.

Selling, general and administrative expense was $410.6 million in 2001, compared with $360.3 million in 2000 and $301.5 million in 1999. The increased expense in 2001 and 2000 was due to the acquisitions and period costs associated with the Company's various facility consolidation projects. Selling, general and administrative expense of $410.6 million in 2001 declined 9.3% from 2000 on a pro forma basis. Selling and administrative expense in 1999 included $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. On a comparable operations basis without IDP and Invatec, the expense in 2000 was down over 8%, compared with 1999 (excluding the results of IDP and Invatec). Selling, general and administrative expense as a percentage of net sales was 21.4% in 2001, compared with 23.4% in 2000 as reported and 23.1% in 2000 on a pro forma basis, and 27.9% in 1999, excluding $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. The decrease in 2001 from the 2000 and 1999 percentages is due to IDP integration savings, including sales force reductions, the IDP headquarters closure, productivity improvements, a reduction in incentive compensation due to lower than planned performance and other cost reduction initiatives.

Operating income of $204.0 million, before special items, in 2001 increased 39.2% over 2000 and 38.4% over 2000 on a pro forma basis. Operating income of $146.6 million, before special items, in 2000 increased 101.7% over 1999. The improvements generally reflect synergy benefits related to the acquisition and integration of IDP, offset in part by the impact of the aforementioned product mix shift.

The 2001 restructuring benefit of $1.2 million and 2000 restructuring charge of $19.4 million were realized as part of the IDP integration program. The benefit resulted from a change in estimate in 2001. The charge of $15.9 million in 1999 was related to the 1999 restructuring program. Integration expense was $63.0 million in 2001, $35.2 million in 2000, and $14.2 million in 1999. Integration expense in 2001 and 2000 related to the acquisition of IDP. The 1999 expense related solely to the Flowserver program, a business process improvement program, which was an extension of the 1997 and 1998 Flowserve merger integration program. As part of the 1999 restructuring program, the Company also recorded special items of $5.1 million in cost of sales for inventory and fixed asset impairments and special items of $5.8 million in selling, general and administrative expense for executive separation contracts and certain costs related to fourth-quarter 1999 facility closures.

Net interest expense was $118.1 million in 2001, compared with $70.3 million in 2000 and $14.7 million in 1999. The 2001 and 2000 amounts reflect the increased interest costs associated with the financing of the Invatec and IDP acquisitions partially offset by lower borrowing rates during 2001. About two-thirds of the debt at December 31, 2001 is floating rate debt and can be impacted by market interest rate changes.

The effective tax rate, before extraordinary items, was 36.2% in 2001, compared with 34.0% in 2000 and 33.3% in 1999. The increased tax rates in 2001 and 2000 reflect the acquisition of IDP, which has a greater mix of business in higher taxed foreign countries.

In 2001, the Company recognized a net of tax extraordinary item of $17.9 million, or $0.46 per share, related to the prepayment premium, other direct costs, and write-off of unamortized prepaid financing fees and discount as a result of the early extinguishment of $133 million of 12.25% senior subordinated notes with proceeds from a sale of the Company's common shares. In 2000, the Company recognized a net of tax extraordinary item which totaled $0.05 per share, related to the prepayment of its outstanding indebtedness which was required as part of the financing to acquire IDP.

#### Earnings Per Share


$ 1.42
$ 1.46
$(0.04)
2001
$1.35
$1.00
$0.35
2000
$1.04
$0.72
$0.32
1999
After Special Items
Special Items Effect

Earnings (loss) after special items were a loss of $1.5 million ($0.04 per share) in 2001, compared with earnings of $13.2 million ($0.35 per share) in 2000 and earnings of $12.2 million ($0.32 per share) in 1999. Special items include extraordinary items, restructuring expenses (benefit), integration expenses and, in 1999, inventory and fixed asset impairments, and costs associated with obligations under executive employment and separation agreements. Earnings before special items were $55.8 million ($1.42 per share) in 2001, compared with $51.0 million ($1.35 per share) in 2000 and $39.5 million ($1.04 per share) in 1999. Earnings before special items were $10.7 million ($0.28 per share) in 2000 on a pro forma basis. The increase in earnings before special items in 2001 and 2000 was due to the acquisitions during 2000, synergy benefits related to the acquisitions, as well as the benefits of Flowserve's restructuring program initiated at the end of 1999.

Operating results before special items and pro forma results should not be considered an alternative to operating results calculated in accordance with generally accepted accounting principles.

#### Restructuring

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. The Company's actions, approved and committed to in the third quarter of 2000, resulted in the net reduction of approximately 1,100 positions and have resulted in at least $90 million in annual synergy savings at full run-rates. The Company expects the cost of achieving these synergies will be approximately $158 million, net of the Tulsa reversal and excluding capital expenditures associated with the integration. The program included the closure of IDP's former headquarters, the closure, divestiture or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and a reduction of sales and sales support personnel.

The Company's current estimate of $65 million in restructuring cost is comprised of approximately $42 million which relates to the IDP operations acquired, of which $26 million has been capitalized in goodwill as part of the purchase price of IDP ($42 million of estimated costs less deferred tax effect of $16 million), while the remaining cost of $23 million relates to the Flowserve operations and was recorded as restructuring expense. This expense was offset by a reversal of a restructuring charge of $5.3 million recorded in 1999 for the Company's Tulsa facility. As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. This facility had been previously targeted for closure in 1999. Additionally, during 2000 and 2001, the Company recorded non-cash reductions to reclassify certain retirement obligations and other liabilities from the restructuring reserve and to recognize changes in estimate in the restructuring reserve.

The balance of the $158 million in cost was recorded as integration expense as incurred. During 2001 and 2000, the Company incurred $63.0 million and $35.2 million, respectively, in integration costs in conjunction with this program. The Company has substantially completed its integration activities as of December 31, 2001.

Expenditures charged to the 2000 restructuring reserve were:

| | Severance | Other Exit Costs | Total |
|---|---|---|---|
| Balance at August 16, 2000 | $45,980 | $14,832 | $60,812 |
| Cash expenditures | (18,645) | (2,434) | (21,079) |
| Net non-cash reduction | (8,849) | – | (8,849) |
| Balance at December 31, 2000 | 18,486 | 12,398 | 30,884 |
| Cash expenditures | **(13,267)** | **(6,712)** | **(19,979)** |
| Net non-cash reduction | **(2,817)** | **(2,567)** | **(5,384)** |
| Balance at December 31, 2001 | **$ 2,402** | **$ 3,119** | **$ 5,521** |

In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of several facilities and a reduction in workforce at those and other locations.

As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. Since the facility had been previously targeted for closure in 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million in 2000.

The 1999 restructuring program resulted in a net reduction of approximately 261 employees at a cost of $8.5 million. In addition, exit costs associated with the facilities closings were $1.9 million.

Expenditures charged to the 1999 restructuring reserve were:

| | Severance | Other Exit Costs | Total |
|---|---|---|---|
| Balance at December 24, 1999 | $12,900 | $2,960 | $15,860 |
| Cash expenditures | (102) | – | (102) |
| Balance at December 31, 1999 | 12,798 | 2,960 | 15,758 |
| Cash expenditures | (6,766) | (1,932) | (8,698) |
| Non-cash reduction | (4,364) | (1,028) | (5,392) |
| Balance at December 31, 2000 | 1,668 | – | 1,668 |
| Cash expenditures | (1,668) | – | (1,668) |
| Balance at December 31, 2001 | $ – | $ – | $ – |

### Business Process Improvement Initiative

In 1998, the Company's Board of Directors approved a $120 million expenditure for Flowserver. This business process improvement program was planned to have costs and benefits incremental to the initial merger integration program. Flowserver included the standardization of the Company's processes and implementation of a global information system to facilitate common practices.

In the fourth quarter of 1999, the Company re-evaluated the Flowserver project and determined that the scope of the program would be scaled back significantly and the overall duration of the program will extend beyond its original five-year plan.

In 2000, the Company incurred costs associated with the project of $7.3 million recorded as selling and administrative expense and $4.8 million as capital expenditures. In 1999, these costs were $14.2 million recorded as integration expenses and $11.4 million as capital expenditures. Expenses prior to 2000 were recorded as integration expenses as they generally related to the development of a common, integrated business model for the Company. No costs were incurred for this project in 2001.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis is based on the Company's consolidated financial statements and related footnotes contained within this report. The Company's more critical accounting policies used in the preparation of those consolidated financial statements are discussed below.

Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for certain longer-term contracts is recognized based on the percentage of completion method.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, restructuring accruals, warranty accruals, legal and environmental accruals, insurance accruals, and retirement benefit obligations.

The Company's estimates for uncollectible accounts receivable are based upon an analysis of the Company's prior collection experience, customer creditworthiness and current economic trends, including changes in the industries served by the Company. Estimates are determined for inventory valuation reserves based upon management's assessment of the market conditions for its products. The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company's analysis of existing net operating losses and tax credits by jurisdiction and expectations of the Company's ability to utilize these tax attributes through a review of estimated future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of tax strategies. The Company has net deferred tax assets totaling $51 million related to net operating loss and foreign tax credit carryforwards at December 31, 2001.

Warranty obligations are contingent upon product failure rates, materials usage or service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. Legal and environmental reserves are recorded based upon a case by case analysis of the facts, circumstances and related costs. Insurance reserves are recorded based upon an analysis of the Company's claim loss history and an estimate of incurred but not recorded claims. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on assets, and assumed rate of increase in health care costs.

These estimates and assumptions are based upon the best available information and are subject to change as conditions within and beyond the control of the Company change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in the Company's estimates. Accordingly, actual results could differ from those estimates.

## LIQUIDITY AND CAPITAL RESOURCES

### Cash Flows from Operations

Cash flows from operations and borrowings available under the Company's existing credit agreement are its primary sources of short-term liquidity. Cash flows used in operating activities in 2001 were $47.9 million, compared with providing $18.4 million in 2000 and $84.1 million in 1999. Cash flows from operating activities for 2001 were significantly below 2000 cash flows, generally due to payments associated with the IDP integration program, including restructuring and integration payments, higher interest payments attributable to the August 2000 acquisition of IDP and increases in working capital. The primary reasons for the increase in working capital were an increase in inventories in support of backlog for future shipments, increased finished goods safety stock to meet customer deliveries during the integration process, and a systems conversion at a valve plant. At December 31, 2001, the Company had drawn $70.0 million of revolving credit primarily to fund integration activities and increases in working capital. The Company believes cash flows from operating activities would have provided approximately $6 million in 2001 if not for funding the costs of the restructuring activities, integration of IDP and the extraordinary items. The decrease in operating cash flow in 2000 from 1999 primarily resulted from an increase in accounts receivable due to the high volume of FPD shipments late in the year. FPD shipments, on a pro forma basis including IDP, have been historically weighted toward the fourth quarter each year.

The Company expects improved cash flows from operating activities in 2002 due to reduced restructuring and integration payments, a full year of synergy benefits, lower interest payments and an increased focus on working capital management. The Company believes improved cash flows from operating activities combined with availability under its existing credit agreement will be sufficient to enable the Company to meet its cash flow needs during 2002. However, cash flows from operations could be adversely affected by economic, political and other risks associated with international sales and operations, intense competition, fluctuations in foreign exchange rates and fluctuations in interest rates, among other factors.

### Payments for Acquisitions

In January 2000, the Company acquired Invatec, a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing available funds. The results of operations for Invatec are included in the Company's consolidated financial statements from the date of acquisition. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under the Company's revolving credit agreement.

In August 2000, the Company completed the acquisition of IDP, a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. As part of the purchase, the Company acquired $25 million in cash. The seller also agreed to provide for severance for certain employees and costs related to the accelerated closure of several U.S. facilities which the Company estimated at $52 million. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured term loans and issuance of senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced into the new senior secured credit facility.

The Company regularly evaluates acquisition opportunities of various sizes. Its ability to raise additional capital through debt or equity financing is a critical consideration in any such evaluation.

### Capital Expenditures

(In millions of dollars)


$35.2
$27.8
$40.5
2001
2000
1999

Capital expenditures were $35.2 million in 2001, compared with $27.8 million in 2000 and $40.5 million in 1999. Capital expenditures were funded primarily by operating cash flows and bank borrowings. For each of the three years, capital expenditures were invested in new and replacement machinery and equipment, information technology, integration activities including structures and realignment and equipment required at receiving facilities. Capital expenditures included $4.8 million in 2000 and $11.4 million in 1999 related to Flowserver.

Cash proceeds on the disposal of assets associated with the IDP integration activities were $8.7 million in 2001. Cash proceeds from the sale of Tulsa and disposal of other assets were $5.4 million in 2000.

**FINANCING**

During the third quarter of 2000, in connection with the acquisition of IDP, the Company entered into a Senior Secured Credit Facility (the Credit Facility) which included a $275 million term loan (Tranche A) due June 2006, a $475 million term loan (Tranche B) due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The Credit Facility is secured by substantially all domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. The term loans bear floating interest rates based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. The credit spread can increase or decrease based on the Company's leverage ratio as defined. At December 31, 2001 the interest rates on the term loans were 4.69%, 4.88% and 5.06% relating to Tranche A and 5.63% and 5.81% relating to Tranche B. As of December 31, 2001, $70.0 million of the revolving credit was drawn and $726.9 million of the term loans were outstanding.

The term loans require scheduled principal payments which began June 30, 2001. At December 31, 2001, the Company had repaid $23 million of the term loans. The scheduled principal payments of the term loans outstanding at December 31, 2001 are summarized as follows: $44.5 million in 2002, $59.4 million in 2003, $63.3 million in 2004, $67.3 million in 2005, $105.9 million in 2006, $257.5 million in 2007 and $129.1 million in 2008. Effective December 31, 2001, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Facility and the indenture, to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2002 under this provision.

The revolving credit facility allows the Company to issue up to $200 million in letters of credit. As of December 31, 2001, $27.4 million of letters of credit had been issued under the facility. As letters of credit issued under the facility reduce availability, the Company had $202.6 million remaining in unused borrowing capacity at December 31, 2001 under the revolving credit facility.

The Company also issued 10 year senior subordinated notes on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche and EUR 98.6 million from the Euro tranche, equivalent to $89.2 million, were also used in completing the IDP acquisition. The notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payment prior to maturity in August 2010. Beginning in August 2005, the notes become callable at a fixed redemption price. The notes can also be redeemed by the Company under certain circumstances and have mandatory redemption features under certain circumstances, including a change in control as defined. Interest on the notes is payable semi-annually in February and August. A portion of these notes was repaid in 2001 as described in the next paragraph.

During 2001, the Company completed an offering of approximately 6.9 million shares of its common stock for net proceeds of approximately $154 million. These proceeds were used to prepay $101.5 million of the U.S. dollar tranche, EUR 35 million of the Euro tranche of the senior subordinated notes, and to pay associated prepayment premiums and other direct costs. The Company recorded an extraordinary item of $17.9 million, net of tax, comprised of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the senior subordinated notes that was prepaid.

The Company recognizes that it has incurred significant indebtedness for the recent acquisitions that is substantial in relation to shareholders' equity. This indebtedness increases the Company's vulnerability to adverse economic and industry conditions, requires the Company to dedicate a substantial portion of cash flow from operating activities to payments on the indebtedness and could limit its ability to borrow additional funds and/or raise additional capital.

The provisions of the Credit Facility require the Company to meet or exceed specified financial covenants that are defined in the Credit Facility. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Facility and the senior subordinated notes require limitations or restrictions on indebtedness, liens, sale and leaseback transactions, acquisitions, asset sales, payment of dividends or other distributions, capital expenditures, and other customary restrictions. At December 31, 2001, the Company was in compliance with these covenants.

At December 31, 2001, net debt was 71.3% of the Company's capital structure, compared with 78.1% at December 31, 2000 and 35.7% at December 31, 1999. The ratio decreased in 2001 due to the repayment of a portion of the senior subordinated notes and the term loans combined with an increase in shareholders' equity due to the common stock offering. The ratio increased in 2000 due to the financing incurred for the 2000 acquisitions. The interest coverage ratio of the Company's indebtedness, as defined in the Credit Facility, was 1.7 times interest at December 31, 2001, compared with 2.0 times interest at December 31, 2000 and 4.3 times interest at December 31, 1999.

Maturities of the Company's long-term debt, and future capital lease and operating lease obligations at December 31, 2001 are summarized as follows: $57 million in 2002, $69 million in 2003, $70 million in 2004, $73 million in 2005, $179 million in 2006 and $635 million thereafter.

The return on average net assets, before special items, based on results for 2001 was 7.8%, compared with 8.9% for 2000 and 7.7% for 1999. Including the impact of special items, the return on average net assets was 4.4% for 2001, compared with 5.5% for 2000 and 3.4%

for 1999. The decrease in the return on average net assets both before and after special items in 2001 compared with 2000 is generally due to the goodwill and other intangible assets associated with the IDP acquisition. The increase in 2000 compared with 1999 is due to the benefits of the 1999 restructuring program and a disproportionate share of IDP's 2000 earnings included during the period from the acquisition date through December 31, 2000 due to the seasonality of its business. The return on average shareholders' equity before special items was 18.5% for 2001, compared with 16.7% for 2000 and 11.7% for 1999. The increases in return on average shareholders' equity before special items in 2001 compared with 2000 and in 2000 compared with 1999 are due to improved earnings before special items and the reduction in shareholders' equity due to other comprehensive expense (principally for cumulative translation adjustment). The return on shareholders' equity, including special items, was (0.5)% for 2001, 4.4% for 2000 and 3.6% for 1999. The decrease in return on average shareholders' equity including special items in 2001 compared with 2000 is generally due to an increase in special items. The increase in return on average shareholders' equity including special items in 2000 compared with 1999 is generally due to earnings from IDP, partially offset by increased special items.

Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation had the effect of reducing the Company's sales by 2% and earnings before income taxes by 9% in 2001, sales by 5% and earnings before income taxes by 12% in 2000 and sales by 1% and earnings before income taxes by 9% in 1999.

### Retirement Benefits

The Company sponsors several defined benefit pension plans and postretirement health care plans. The Company's recorded liability for these plans was $146.8 million at December 31, 2001 and $122.2 million at December 31, 2000. The increase in the liability in 2001 reflects a decline in the fair value of pension plan assets due to weak market performance and increased benefits payments due to personnel reductions in recent years. The Company expects to fund contributions to the plans from operating cash flows.

### MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company has market risk exposure arising from changes in interest rates and foreign currency exchange rate movements.

The Company's earnings are impacted by changes in short-term interest rates as a result of borrowings under its Credit Facility, which bear interest based on floating rates. At December 31, 2001, after the effect of interest rate swaps held by the Company, the Company had approximately $650 million of variable-rate debt obligations outstanding with a weighted average interest rate of 5.79%. A hypothetical change of 100-basis points in the interest rate for these borrowings, assuming debt levels at December 31, 2001, would change interest expense by approximately $6.5 million for the year ended December 31, 2001.

The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their creditworthiness. As of December 31, 2001 and 2000, the Company had $150 million and $75 million of notional amount in outstanding interest rate swaps with third parties with maturities of up to 5 years.

The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. Based on the sensitivity analysis at December 31, 2001, a 10% adverse change in the foreign currency exchange rates could impact the Company's results of operation by $3.0 million. The primary currencies to which the Company has exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real and Australian dollar.

Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective is to generate profits. As of December 31, 2001 and 2000, the Company had an U.S. dollar equivalent of $69.4 million and $103.9 million in outstanding forward contracts with third parties.

Generally, the Company views its investments in foreign subsidiaries from a long-term perspective, and therefore, does not hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary.

The Company incurred foreign currency translation losses of $37.6 million in 2001, $20.7 million in 2000 and $20.9 million in 1999. These losses, included in other comprehensive expense, were the result of a general strengthening of the U.S. dollar versus the Euro and other currencies of the Company's foreign subsidiaries.

### EURO CONVERSION

On January 1, 1999, 11 European Union member states (Germany, France, The Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until January 1, 2002, either the Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. The Company does not expect its future financial condition, results of operations or cash flows to be materially impacted by the Euro conversion.

### ACCOUNTING DEVELOPMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and is effective for the Company on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. Additionally, the amortization period for intangible assets will no longer be limited to forty years.

The Company is currently assessing the impact of SFAS 141 and 142 and has not yet determined the full effects these statements will have on its consolidated financial position or results of operations. However, the Company has estimated that the reduction in annual amortization expense for goodwill and indefinite lived intangible assets will total approximately $19 million, or approximately $14 million or $0.30 per share after-tax.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company on January 1, 2003. The Company is currently assessing the impact of SFAS No. 143 and has not yet determined the effects, if any, it will have on its consolidated financial position or results of operations.

### FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This Annual Report and other written reports and oral statements made from time-to-time by the Company contain various forward-looking statements and include assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: changes in the financial markets and the availability of capital; changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate past and future acquisitions into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic conditions and the extent of economic growth in areas inside and outside the United States; unanticipated difficulties or costs associated with the implementation of systems, including software; the Company's ability to meet the financial covenants and other requirements of its financing agreements; repercussions from the terrorist attacks of September 11, 2001, and the response of the United States to those attacks; technological developments in the Company's products as compared to those of its competitors; changes in prevailing interest rates and the effective interest costs which the Company bears; and adverse changes in the regulatory climate and other legal obligations imposed on the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

## Consolidated Statements of Operations

| (Amounts in thousands, except per share data) | Year ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Sales | **$1,917,507** | $1,538,293 | $1,061,272 |
| Cost of sales | **1,302,955** | 1,031,381 | 697,928 |
| Gross profit | **614,552** | 506,912 | 363,344 |
| Selling, general and administrative expense | **410,563** | 360,306 | 301,529 |
| Restructuring expenses | **(1,208)** | 19,364 | 15,860 |
| Integration expenses | **63,043** | 35,211 | 14,207 |
| Operating income | **142,154** | 92,031 | 31,748 |
| Net interest expense | **118,072** | 70,321 | 14,677 |
| Other income, net | **(1,547)** | (1,474) | (1,174) |
| Earnings before income taxes | **25,629** | 23,184 | 18,245 |
| Provision for income taxes | **9,275** | 7,876 | 6,068 |
| Earnings before extraordinary items | **16,354** | 15,308 | 12,177 |
| Extraordinary items, net of income taxes (See footnote 7) | **(17,851)** | (2,067) | – |
| Net (loss) earnings | **$ (1,497)** | $ 13,241 | $ 12,177 |
| Earnings (loss) per share (basic and diluted): | | | |
| Before extraordinary items | **$ 0.42** | $ 0.40 | $ 0.32 |
| Extraordinary items, net of income taxes | **(0.46)** | (0.05) | – |
| Net (loss) earnings per share | **$ (0.04)** | $ 0.35 | $ 0.32 |

### CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

| (Amounts in thousands) | Year ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Net (loss) earnings | **$ (1,497)** | $ 13,241 | $ 12,177 |
| Other comprehensive (expense) income: | | | |
| Foreign currency translation adjustments | **(37,560)** | (20,724) | (20,874) |
| Retirement plan adjustments (See footnote 10) | **(16,223)** | (1,149) | (842) |
| Cumulative effect of change in accounting principle (See footnote 5) | **840** | – | – |
| Hedging transactions (See footnote 5) | **(4,985)** | – | – |
| Other comprehensive expense | **(57,928)** | (21,873) | (21,716) |
| Comprehensive loss | **$(59,425)** | $ (8,632) | $ (9,539) |

See accompanying notes to consolidated financial statements.

## Consolidated Balance Sheets

| (Amounts in thousands, except per share data) | December 31, 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 21,533 | $ 42,341 |
| Accounts receivable, net | 455,861 | 487,274 |
| Inventories | 347,591 | 305,958 |
| Current deferred tax asset | 36,316 | 39,726 |
| Prepaid expenses | 36,838 | 22,753 |
| Total current assets | 898,139 | 898,052 |
| Property, plant and equipment, net | 362,388 | 405,412 |
| Goodwill, net | 515,175 | 506,576 |
| Other intangible assets, net | 131,079 | 139,195 |
| Other assets | 145,194 | 160,908 |
| Total assets | $2,051,975 | $2,110,143 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 178,480 | $ 172,366 |
| Accrued liabilities | 193,768 | 243,553 |
| Long-term debt due within one year | 44,523 | 18,098 |
| Total current liabilities | 416,771 | 434,017 |
| Long-term debt due after one year | 996,222 | 1,111,108 |
| Retirement benefits and deferred items | 227,963 | 260,107 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Serial preferred stock, $1.00 par value, 1,000 shares authorized, no shares issued | – | – |
| Common shares, $1.25 par value | 60,518 | 51,856 |
| Shares authorized – 120,000 | | |
| Shares issued – 48,414 and 41,484 | | |
| Capital in excess of par value | 211,113 | 65,785 |
| Retained earnings | 355,998 | 357,495 |
| | 627,629 | 475,136 |
| Treasury stock, at cost – 3,622 and 4,048 shares | (82,718) | (92,545) |
| Deferred compensation obligation | 8,260 | 6,544 |
| Accumulated other comprehensive loss | (142,152) | (84,224) |
| Total shareholders' equity | 411,019 | 304,911 |
| Total liabilities and shareholders' equity | $2,051,975 | $2,110,143 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Shareholders' Equity

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| (Amounts in thousands) | Shares | Amount | Shares | Amount | Shares | Amount |
| **COMMON SHARES** | | | | | | |
| Beginning balance – January 1 | 41,484 | $ 51,856 | 41,484 | $ 51,856 | 41,484 | $ 51,856 |
| Sale of common shares | 6,930 | 8,662 | – | – | – | – |
| Ending balance – December 31 | 48,414 | $ 60,518 | 41,484 | $ 51,856 | 41,484 | $ 51,856 |
| **CAPITAL IN EXCESS OF PAR VALUE** | | | | | | |
| Beginning balance – January 1 | | $ 65,785 | | $ 67,963 | | $ 70,698 |
| Stock activity under stock plans | | (32) | | (2,178) | | (2,735) |
| Sale of common shares | | 145,360 | | – | | – |
| Ending balance – December 31 | | $ 211,113 | | $ 65,785 | | $ 67,963 |
| **RETAINED EARNINGS** | | | | | | |
| Beginning balance – January 1 | | $ 357,495 | | $344,254 | | $353,249 |
| Net (loss) earnings | | (1,497) | | 13,241 | | 12,177 |
| Cash dividends declared | | – | | – | | (21,172) |
| Ending balance – December 31 | | $ 355,998 | | $357,495 | | $344,254 |
| **TREASURY STOCK** | | | | | | |
| Beginning balance – January 1 | (4,048) | $ (92,545) | (4,071) | $ (93,448) | (3,817) | $ (90,404) |
| Stock activity under stock plans | 502 | 11,389 | 49 | 1,244 | 154 | 3,903 |
| Treasury stock repurchases | – | – | – | – | (315) | (5,250) |
| Rabbi Trust activity | (76) | (1,562) | (26) | (341) | (93) | (1,697) |
| Ending balance – December 31 | (3,622) | $ (82,718) | (4,048) | $ (92,545) | (4,071) | $ (93,448) |
| **DEFERRED COMPENSATION OBLIGATION** | | | | | | |
| Beginning balance – January 1 | | $ 6,544 | | $ – | | $ – |
| Increases to obligation | | 1,716 | | 6,544 | | – |
| Ending balance – December 31 | | $ 8,260 | | $ 6,544 | | $ – |
| **ACCUMULATED OTHER COMPREHENSIVE LOSS** | | | | | | |
| Beginning balance – January 1 | | $ (84,224) | | $ (62,351) | | $ (40,635) |
| Foreign currency translation adjustments | | (37,560) | | (20,724) | | (20,874) |
| Retirement plan adjustments | | (16,223) | | (1,149) | | (842) |
| Hedging transactions | | (4,145) | | – | | – |
| Ending balance – December 31 | | $(142,152) | | $ (84,224) | | $ (62,351) |
| **TOTAL SHAREHOLDERS' EQUITY** | | | | | | |
| Beginning balance – January 1 | 37,436 | $ 304,911 | 37,413 | $308,274 | 37,667 | $344,764 |
| Net changes in shareholders' equity | 7,356 | 106,108 | 23 | (3,363) | (254) | (36,490) |
| Ending balance – December 31 | 44,792 | $ 411,019 | 37,436 | $304,911 | 37,413 | $308,274 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Cash Flows

| (Amounts in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| | Year ended December 31, | | |
| Cash flows – Operating activities: | | | |
| Net (loss) earnings | $ (1,497) | $ 13,241 | $ 12,177 |
| Adjustments to reconcile net (loss) earnings to net cash (used) provided by operating activities: | | | |
| Depreciation | 48,891 | 42,676 | 35,045 |
| Amortization | 24,964 | 14,361 | 4,554 |
| Amortization of prepaid financing fees and discount | 6,736 | 3,074 | 236 |
| Premiums and other direct costs of long-term debt repayment | 17,320 | 1,013 | – |
| Write-off of unamortized prepaid financing fees and discount | 7,654 | 2,216 | – |
| (Gain) loss on the sale of fixed assets | (783) | 150 | 440 |
| Loss on impairments of assets | 679 | 3,673 | 2,834 |
| Change in assets and liabilities, net of effects of acquisitions and dispositions: | | | |
| Accounts receivable | 15,604 | (70,102) | 12,723 |
| Inventories | (54,840) | (1,963) | 28,359 |
| Prepaid expenses | (14,686) | 7,968 | (12,910) |
| Other assets | (9,557) | (24,781) | 2,383 |
| Accounts payable | (3,510) | 18,084 | (1,919) |
| Accrued liabilities | (55,861) | (18,215) | 6,333 |
| Income taxes | 184 | (7,639) | (12,395) |
| Retirement benefits and deferred items | (12,509) | 32,753 | 8,072 |
| Net deferred taxes | (16,718) | 1,922 | (1,817) |
| Net cash flows (used) provided by operating activities | (47,929) | 18,431 | 84,115 |
| Cash flows - Investing activities: | | | |
| Capital expenditures | (35,225) | (27,819) | (40,535) |
| Cash received for disposals of assets | 8,723 | 5,404 | – |
| Payments for acquisitions, net of cash acquired | (1,685) | (770,714) | (5,743) |
| Net cash flows used by investing activities | (28,187) | (793,129) | (46,278) |
| Cash flows - Financing activities: | | | |
| Net borrowings (repayments) under lines of credit | 70,000 | (91,011) | (13,645) |
| Payments of long-term debt | (155,580) | (358,488) | (6,370) |
| Premiums and other direct costs of long-term debt repayment | (17,320) | (1,013) | – |
| Payment of prepaid financing fees | – | (46,474) | (2,183) |
| Proceeds from long-term debt | 420 | 1,284,469 | 18,776 |
| Repurchase of common stock | – | – | (5,250) |
| Net proceeds (payments) from stock option activity | 7,999 | 615 | (529) |
| Proceeds from issuance of common stock | 154,022 | – | – |
| Dividends paid | – | – | (21,172) |
| Other | – | – | (842) |
| Net cash flows provided (used) by financing activities | 59,541 | 788,098 | (31,215) |
| Effect of exchange rate changes | (4,233) | (1,522) | (1,087) |
| Net change in cash and cash equivalents | (20,808) | 11,878 | 5,535 |
| Cash and cash equivalents at beginning of year | 42,341 | 30,463 | 24,928 |
| Cash and cash equivalents at end of year | $ 21,533 | $ 42,341 | $ 30,463 |
| Taxes paid | $ 15,444 | $ 19,880 | $ 19,336 |
| Interest paid | $125,190 | $ 45,704 | $ 16,128 |

See accompanying notes to consolidated financial statements.

## Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

### NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

#### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Intercompany profits, transactions and balances have been eliminated. Investments in unconsolidated affiliated companies, which represent all nonmajority ownership interests, are carried on the equity basis, which approximates the Company's equity interest in their underlying net book value.

#### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, restructuring accruals, warranty accruals, legal and environmental accruals, insurance accruals, and retirement benefit obligations.

The Company's estimates for uncollectible accounts receivable are based upon an analysis of the Company's prior collection experience, customer creditworthiness and current economic trends, including changes in the industries served by the Company. Estimates are determined for inventory valuation reserves based upon management's assessment of the market conditions for its products. The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company's analysis of existing net operating losses and tax credits by jurisdiction and expectations of the Company's ability to utilize these tax attributes through a review of future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of the tax strategies.

Warranty obligations are contingent upon product failure rates, materials usage or service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. Legal and environmental reserves are recorded based upon a case by case analysis of the facts, circumstances and related costs. Insurance reserves are recorded based upon an analysis of the Company's claim loss history and an estimate of incurred but not recorded claims. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on assets, and assumed rate of increase in health care costs.

These estimates and assumptions are based upon the best available information and are subject to change as conditions within and beyond the control of the Company change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in the Company's estimates. Accordingly, actual results could differ from those estimates.

#### BASIS OF COMPARISON

Certain amounts in 2000 and 1999 have been reclassified to conform with the 2001 presentation.

#### BUSINESS COMBINATIONS

Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value of the identifiable net assets is recorded as goodwill.

#### REVENUE RECOGNITION

Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for certain longer-term contracts is recognized based on the percentage of completion method. Shipping and handling costs are reported in cost of sales and amounts billed to customers for these costs are included in revenues. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

#### SHORT-TERM INVESTMENTS

The Company places its temporary cash investments with financial institutions and, by policy, invests in those institutions and instruments that have minimal credit and market risk. These investments, with an original maturity of three months or less when purchased, are classified as cash equivalents. They are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations.

#### ACCOUNTS RECEIVABLE AND CREDIT RISK

Accounts receivable are stated net of the allowance for doubtful accounts of $20,800 and $18,481 at December 31, 2001 and 2000, respectively.

Credit risk is mitigated by the large number of customers in the Company's customer base across many different geographic regions and an analysis of the creditworthiness of such customers. As of December 31, 2001, the Company does not believe that it had significant concentrations of credit risk.

### Inventories
Inventories are stated at the lower-of-cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method.

### Property, Plant and Equipment, and Depreciation
Property, plant and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets for financial statement purposes and by accelerated methods for income tax purposes. The estimated useful lives of the assets are:

| | |
|---|---|
| Buildings and improvements | 10 to 40 years |
| Machinery and equipment | 3 to 12 years |
| Furniture and fixtures | 3 to 7 years |
| Capital leases | 3 to 25 years |

### Goodwill
The excess cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 20-40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the related operations over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Accumulated amortization was $47,351 and $29,699 as of December 31, 2001 and 2000, respectively.

### Intangibles
Intangible assets consist primarily of engineering drawings, trademarks, assembled workforce and patents which are being amortized over their useful lives generally ranging from 9 to 40 years. Accumulated amortization was $14,521 and $6,976 as of December 31, 2001 and 2000, respectively.

### Long-Lived Assets
The Company periodically reviews the net realizable value of its long-lived assets, including goodwill and other intangible and tangible assets, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. The Company believes no impairment of long-lived assets exists at December 31, 2001.

### Derivatives and Hedging Activities
The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company, as part of its risk management program, is also party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. The Company has a risk-management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the corresponding amendments on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect adjustment in other comprehensive income as of January 1, 2001 of $0.8 million, net of deferred tax of $0.5 million, representing the current fair value of hedging instruments. Of the gross asset amount of $1.3 million, $3.4 million related to foreign currency forward contracts, offset by a liability of $2.1 million related to interest rate swap agreements.

Beginning January 1, 2001, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); or (2) a foreign currency fair value or cash flow hedge (a "foreign currency" hedge). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective, designated and qualifies as a foreign currency hedge are recorded in other comprehensive income, since it satisfies the criteria for a cash flow hedge. As of December 31, 2001, all hedges outstanding were highly effective.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the inception of the hedge and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedge item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remaining in accumulated other comprehensive income is reclassified into earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current period earnings.

Prior to 2001, gains and losses on forward contracts qualifying as hedges were deferred and included in the measurement of the related foreign currency transaction. Gains and losses on hedges of existing assets or liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions were recognized in income as the transactions occurred. Gains and losses on swap agreements were recognized in interest expense as they were realized.

### Fair Values of Financial Instruments

The carrying amounts of the Company's financial instruments approximate fair value at December 31, 2001, except for long-term debt, which had a carrying value of $1,041 million and an estimated fair value of $1,077 million. The carrying amounts of all of the Company's financial instruments approximate fair value at December 31, 2000.

### Foreign Currency Translation

*Assets and liabilities of the Company's foreign affiliates, other than* those located in highly inflationary countries, if any, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of accumulated other comprehensive loss, except for those associated with highly inflationary countries, which are reported directly in the consolidated statements of operations.

### Research and Development Expense

Research and development costs are charged to expense when incurred. Research and development costs were $23.4 million in 2001, $24.8 million in 2000 and $25.6 million in 1999.

### Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

| Year ended December 31, | **2001** | 2000 | 1999 |
|---|---|---|---|
| Earnings before extraordinary items | **$16,354** | $15,308 | $12,177 |
| Extraordinary items, net of income taxes | **(17,851)** | (2,067) | – |
| Net (loss) earnings | **$ (1,497)** | $13,241 | $12,177 |
| *Denominator for basic earnings per* share – weighted average shares | **38,719** | 37,823 | 37,807 |
| Effect of potentially dilutive securities | **611** | 19 | 49 |
| Denominator for diluted earnings per share – weighted average shares adjusted for dilutive securities | **39,330** | 37,842 | 37,856 |
| Earnings per share – basic | | | |
| Before extraordinary items | **$ 0.42** | $ 0.40 | $ 0.32 |
| Extraordinary items | **(0.46)** | (0.05) | – |
| Net (loss) earnings per share | **$ (0.04)** | $ 0.35 | $ 0.32 |
| Earnings per share – diluted | | | |
| Before extraordinary items | **$ 0.42** | $ 0.40 | $ 0.32 |
| Extraordinary items | **(0.46)** | (0.05) | – |
| Net (loss) earnings per share | **$ (0.04)** | $ 0.35 | $ 0.32 |

Options to purchase 3,402,598, 3,413,411, and 2,521,623 shares of common stock were outstanding at December 31, 2001, 2000, and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock.

### Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

### Stock-Based Compensation

The Company accounts for stock options granted to employees and directors using the intrinsic-value method. Under the intrinsic-value method, no compensation expense is recorded if the exercise price of the Company's stock options is equal to or greater than the market price of the underlying stock on the date of grant.

### Accounting Developments

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and is effective for the Company on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. Additionally, the amortization period for intangible assets will no longer be limited to 40 years.

The Company is currently assessing the impact of SFAS No. 141 and No. 142 and has not yet determined the full effects these statements will have on its consolidated financial position or results of operations. However, the Company has estimated that the reduction in annual amortization expense will total approximately $19 million, or approximately $14 million or $0.30 per share after-tax.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company on January 1, 2003. The Company is currently assessing the impact of SFAS No. 143 and has not yet determined the effects, if any, it will have on its consolidated financial position or results of operations.

## NOTE 2: ACQUISITIONS

In January 2000, the Company acquired Innovative Valve Technologies, Inc. (Invatec), a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing funds from the Company's working capital. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under the Company's revolving credit agreement.

In August 2000, the Company completed the acquisition of Ingersoll-Dresser Pump Company (IDP), a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured term loans and issuance of senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced into the new senior secured credit facility. (See Note 7, Debt and Lease Obligations, for information on the debt incurred to finance the acquisition).

The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of the acquisition. These allocations include $137.6 million for intangibles and $401.3 million recorded as goodwill.

The operating results of these acquired businesses have been included in the consolidated statements of operations from the dates of acquisition.

The table below reflects unaudited pro forma results of the Company, Invatec and IDP as if the acquisitions had taken place at the beginning of fiscal years 2000 and 1999, including purchase accounting adjustments and estimated financing costs.

### Pro Forma
### Condensed Consolidated Statements of Operations (unaudited)

| Year ended December 31, | 2000 | 1999 |
|---|---|---|
| Net sales | $1,960,121 | $2,060,653 |
| Operating income before special items | 147,418 | 128,576 |
| Net loss before extraordinary items | (24,281) | (22,657) |
| Net loss | (26,348) | (22,657) |
| Net loss per share | | |
| (basic and diluted): | | |
| Before extraordinary items | $ (0.64) | $ (0.60) |
| Net loss | (0.70) | (0.60) |

The pro forma information does not purport to represent what the Company's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project the Company's results of operations for any future period. The pro forma results in 2000 included integration expense of $35.2 million and restructuring expense of $19.4 million related to integrating the IDP business into Flowserve.

In October 1999, the Company purchased certain assets and liabilities of Honeywell's industrial control-valve product line and production equipment. The Company completed the phased move of this operation to its existing control-valve manufacturing facilities in Europe in March of 2000. This business generated revenues of about $7 million in 1999.

## NOTE 3: RESTRUCTURING AND ACQUISITION RELATED CHARGES

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. The Company's actions, approved and committed to in the third quarter of 2000, have resulted in the net reduction of approximately 1,100 positions, which was consistent with the plan. The program includes the closure of IDP's former headquarters, the closure or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and a reduction of sales and sales support personnel.

The Company currently estimates that the costs associated with the restructuring portion of the program will be approximately $65 million. The Company had originally estimated these costs to be approximately $61 million. The changes from the original estimate are primarily due to updated actuarial information for post-retirement and pension expense relating to a plant closure. This increase was offset by a non-cash reclassification from the restructuring accrual to retirement benefit obligations and other liabilities which resulted in a net reduction to the accrual of $8.8 million in 2000 and $2.5 million during 2001. In the fourth quarter of 2001, the Company reduced the restructuring reserve by $2.9 million due to lower than previously estimated costs related to employee severance and relocation expenses. The $2.9 million reduction includes $1.2 million related to Flowserve operations that was recorded as a reduction of restructuring expense, while the remaining $1.7 million related to IDP operations and was recorded as a reduction of goodwill.

The Company's current estimate of $65 million in restructuring cost is comprised of approximately $42 million which relates to the IDP operations acquired, of which $26 million has been capitalized in goodwill as part of the purchase price of IDP ($42 million of estimated costs less deferred tax effect of $16 million), while the remaining cost of $23 million relates to the Flowserve operations and was recorded as restructuring expense. This expense was offset by a reversal of a restructuring charge of $5.3 million recorded in 1999 for the Company's Tulsa facility. As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. This facility had been previously targeted for closure in 1999.

During 2001 and 2000, the Company also incurred $63.0 million and $35.2 million, respectively, in integration costs in conjunction with this program. The total costs of integrating IDP were $158 million, net of the Tulsa reversal and excluding capital expenditures associated with the integration. The balance of the $158 million in costs was recorded as integration expense as incurred. The Company has substantially completed its integration activities as of December 31, 2001.

Expenditures charged to the 2000 restructuring reserve were:

| | Severance | Other Exit Costs | Total |
|---|---|---|---|
| Balance at August 16, 2000 | $45,980 | $14,832 | $60,812 |
| Cash expenditures | (18,645) | (2,434) | (21,079) |
| Net non-cash reduction | (8,849) | – | (8,849) |
| Balance at December 31, 2000 | 18,486 | 12,398 | 30,884 |
| Cash expenditures | **(13,267)** | **(6,712)** | **(19,979)** |
| Net non-cash reduction | **(2,817)** | **(2,567)** | **(5,384)** |
| Balance at December 31, 2001 | **$ 2,402** | **$ 3,119** | **$ 5,521** |

In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of several facilities and a reduction in workforce at those and other locations.

As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. Since the facility had been previously targeted for closure in 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million in 2000.

The 1999 restructuring program resulted in a net reduction of approximately 261 employees at a cost of $8.5 million. In addition, exit costs associated with the facilities closings were $1.9 million.

Expenditures charged to the 1999 restructuring reserve were:

| | Severance | Other Exit Costs | Total |
|---|---|---|---|
| Balance at December 24, 1999 | $12,900 | $2,960 | $15,860 |
| Cash expenditures | (102) | – | (102) |
| Balance at December 31, 1999 | 12,798 | 2,960 | 15,758 |
| Cash expenditures | (6,766) | (1,932) | (8,698) |
| Non-cash reduction | (4,364) | (1,028) | (5,392) |
| Balance at December 31, 2000 | 1,668 | – | 1,668 |
| Cash expenditures | **(1,668)** | **–** | **(1,668)** |
| Balance at December 31, 2001 | **$ –** | **$ –** | **$ –** |

**NOTE 4: STOCK PLANS**

The Company maintains shareholder-approved stock option plans to purchase shares of the Company's common stock. At December 31, 2001, approximately 413,783 options were available for grant. Options under these plans have been granted to officers, other employees and directors to purchase shares of common stock at or above the fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but expire after 10 years from the date of the grant. The plan provides that any option may include a stock appreciation right; however, none has been granted since 1989. The aggregate number of exercisable shares was 2,065,006 at December 31, 2001, 2,195,599 at December 31, 2000, and 2,117,816 at December 31, 1999.

Information concerning stock options issued to officers, other employees and directors is presented in the following table:

| | **2001** | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise Price** | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Number of shares under option: | | | | | | |
| Outstanding at beginning of year | **3,778,380** | **$21.29** | 3,672,327 | $21.56 | 2,689,420 | $23.33 |
| Granted | **298,017** | **26.82** | 337,700 | 17.38 | 1,249,500 | 17.96 |
| Exercised | **(470,976)** | **19.05** | (71,036) | 14.40 | (31,599) | 11.93 |
| Cancelled | **(203,103)** | **24.47** | (160,611) | 22.26 | (234,994) | 24.31 |
| Outstanding at end of year | **3,402,318** | **$21.86** | 3,778,380 | $21.29 | 3,672,327 | $21.56 |

The weighted average remaining contractual life of options outstanding at December 31, 2001 is 6.5 years. Additional information relating to the ranges of options outstanding at December 31, 2001, is as follows:

| | | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices Per Share | Weighted Average Remaining Contractual Life | Number Outstanding | Weighted Average Exercise Price Per Share | Number Exercisable | Weighted Average Exercise Price Per Share |
| $ 0.83-16.00 | 5.5 | 87,382 | $13.49 | 64,049 | $13.62 |
| $16.01-18.49 | 7.8 | 657,354 | $17.31 | 341,975 | $17.17 |
| $18.50-19.00 | 7.2 | 1,208,737 | $18.54 | 508,737 | $18.50 |
| $19.01-27.00 | 4.8 | 673,041 | $24.15 | 617,941 | $24.09 |
| $27.01-39.20 | 5.9 | 775,804 | $29.86 | 532,304 | $31.11 |
| | | 3,402,318 | | 2,065,006 | |

Disclosure of pro forma information regarding net earnings and earnings per share as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under a fair value method is required. The "fair value" for these options at the date of grant was estimated using a binomial option pricing model (a modified Black-Scholes model).

The assumptions used in this valuation are as follows:

| For the year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | **5.5%** | 5.4% | 6.1% |
| Dividend yield | **–** | – | 3.3% |
| Stock volatility | **33.6%** | 32.9% | 32.5% |
| Average expected life (years) | **6.7** | 7.8 | 9.1 |

The options granted had a weighted average "fair value" per share on date of grant of $12.40 in 2001, $8.63 in 2000, and $5.75 in 1999. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Company's pro forma information is as follows:

| For the year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net (loss) earnings | | | |
| As reported | **$(1,497)** | $13,241 | $12,177 |
| Pro forma | **(4,368)** | 9,423 | 8,671 |
| Earnings (loss) per share (diluted and basic): | | | |
| As reported | **$ (0.04)** | $ 0.35 | $ 0.32 |
| Pro forma | **(0.11)** | 0.25 | 0.23 |

Because the determination of the fair value of all options granted includes an expected volatility factor and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

The Company also has a restricted stock plan that authorizes the grant of up to 250,000 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than 10 years and are subject to forfeiture during the restriction period. The intrinsic value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 27,700 shares in 2001, 26,645 shares in 2000, and 181,213 shares in 1999. The weighted average intrinsic value of the restricted stock grants, based on the stock price at date of grant, was $25.49 in 2001, $13.42 in 2000, and $18.66 in 1999. Total compensation expense recognized in the income statement for all stock based awards was $1,320 in 2001, $1,041 in 2000, and $878 in 1999.

### NOTE 5: DERIVATIVES AND HEDGING ACTIVITIES

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company has a risk management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions. As of December 31, 2001 and 2000, the Company had approximately $69.4 million and $103.9 million, respectively, of notional amount in outstanding contracts with third parties. As of December 31, 2001, the maximum length of any forward contract currently in place is about 17 months.

The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. As of December 31, 2001 and 2000, the Company had $150 million and $75 million, respectively, of notional amount in outstanding interest rate swaps with third parties. As of December 31, 2001, the maximum length of any interest rate contract currently in place is about 5 years.

At December 31, 2001, the fair value of the hedging instruments is a liability of $6.5 million.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their credit-worthiness.

Hedging related transactions recorded to other comprehensive income (expense) during 2001 were:

| | Other Comprehensive Income (Expense) |
|---|---|
| Record fair market value of hedges, as of January 1, 2001, net of deferred taxes of $472 | **$ 840** |
| Reclassify to earnings amount necessary to offset floating interest rate gains during 2001, net of deferred taxes of $684 | **1,205** |
| Reclassify to earnings amount necessary to offset foreign currency gains during 2001, net of deferred taxes of $377 | **660** |
| Change in fair market value of swap agreements as of December 31, 2001, net of deferred taxes of $2,201 | **(3,790)** |
| Change in fair market value of foreign currency forward contracts as of December 31, 2001, net of deferred taxes of $1,779 | **(3,060)** |
| **Year ended December 31, 2001** | **$(4,145)** |

The Company expects that within the next twelve months it will reclassify as expense $2.6 million, net of deferred tax, of the amount recorded in accumulated other comprehensive loss for contracts that will settle during the period.

## NOTE 6: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

### INVENTORIES

Inventories and the method of determining cost were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Raw materials | $ 62,818 | $ 59,403 |
| Work in process | 146,494 | 119,868 |
| Finished goods | 258,856 | 239,884 |
| Less: Progress billings | (43,655) | (38,605) |
| Less: Excess and obsolete reserve | (42,986) | (37,114) |
| | 381,527 | 343,436 |
| LIFO reserve | (33,936) | (37,478) |
| Net inventory | $347,591 | $305,958 |
| Percent of inventory accounted for by LIFO | 62% | 67% |
| Percent of inventory accounted for by FIFO | 38% | 33% |

The decline in the LIFO reserve in 2001 primarily reflects the impact of deflation in the materials component of the Company's inventory. Therefore, the impact of this reduction in the reserve on 2001 earnings was insignificant.

### PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Land | $ 46,655 | $ 48,434 |
| Buildings, improvements, furniture and fixtures | 344,682 | 331,293 |
| Machinery, equipment, capital leases and construction in progress | 266,094 | 275,967 |
| | 657,431 | 655,694 |
| Less: Accumulated depreciation | (295,043) | (265,134) |
| | 362,388 | 390,560 |
| Assets held for sale | – | 14,852 |
| Net property, plant and equipment | $ 362,388 | $405,412 |

Certain fixed assets were held for sale at December 31, 2000 associated with the Company's integration of IDP. Proceeds of $8.7 million were received in 2001 in conjunction with the sale of these assets. The differential between the net carrying value and realizable value for these IDP fixed assets was adjusted to goodwill during 2001 as the Company finalized its allocation of the IDP purchase price. The differential for Flowserve assets was recorded as a loss on sale of fixed assets and recorded in integration expense.

### OTHER ASSETS

Other assets were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Deferred tax assets | $ 61,205 | $ 66,977 |
| Investments in unconsolidated subsidiaries | 18,713 | 20,377 |
| Prepaid financing fees | 31,787 | 44,331 |
| Deferred compensation funding | 16,250 | 17,743 |
| Other | 17,239 | 11,480 |
| Total | $145,194 | $160,908 |

### ACCRUED LIABILITIES

Accrued liabilities were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Wages, compensation, and other benefits | $ 84,161 | $100,774 |
| Accrued restructuring | 5,521 | 32,552 |
| Accrued interest | 17,199 | 29,489 |
| Accrued commissions and royalties | 3,372 | 6,916 |
| Progress billings in excess of accumulated costs | 13,747 | 9,529 |
| Other | 69,768 | 64,293 |
| Total | $193,768 | $243,553 |

### RETIREMENT BENEFITS AND DEFERRED ITEMS

Retirement benefits and deferred items were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Retirement benefits | $146,761 | $122,153 |
| Deferred taxes | 36,639 | 78,379 |
| Deferred compensation | 10,752 | 12,977 |
| Other | 33,811 | 46,598 |
| Total | $ 227,963 | $260,107 |

**NOTE 7: DEBT AND LEASE OBLIGATIONS**

Long-term debt, including capital lease obligations, consisted of:

| December 31, | 2001 | 2000 |
|---|---|---|
| Term Loan Tranche A, interest rate of 4.69%, 4.88% and 5.06% in 2001 and 9.31% and 9.50% in 2000 | **$ 257,078** | $ 275,000 |
| Term Loan Tranche B, interest rate of 5.63% and 5.81% in 2001 and 10.06% and 10.25% in 2000 | **469,842** | 475,000 |
| Senior Subordinated Notes, interest rate of 12.25% | **243,370** | 379,021 |
| Revolving credit agreement, interest rate of 4.69% in 2001 | **70,000** | – |
| Capital lease obligations and other | **455** | 185 |
| | **1,040,745** | 1,129,206 |
| Less amounts due within one year | **44,523** | 18,098 |
| Total long-term debt due after one year | **$ 996,222** | $1,111,108 |

Maturities of long-term debt, including capital lease obligations, for the next five years are:

| | |
|---|---|
| 2002 | $ 44,523 |
| 2003 | 59,385 |
| 2004 | 63,307 |
| 2005 | 67,262 |
| 2006 | 175,860 |
| Thereafter | 630,408 |
| Total | $1,040,745 |

In August 2000, in connection with the acquisition of IDP, the Company entered into a senior secured credit facility (the "Credit Facility") which includes a $275 million term loan due June 2006, a $475 million term loan due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The Credit Facility is secured by substantially all domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. The term loans bear interest based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. The credit spread can increase or decrease based on the Company's leverage ratio as defined. As of December 31, 2001, $70.0 million of the revolving credit facility was drawn and $726.9 million of the term loans were outstanding.

The revolving credit facility also allows the Company to issue up to $200 million in letters of credit. As of December 31, 2001, $27.4 million of letters of credit had been issued under the facility. As letters of credit issued under the facility reduce availability, the Company had $202.6 million remaining in unused borrowing capacity at December 31, 2001 under the revolving credit facility.

Quarterly principal payments of the term loans began in June 2001 and amounts outstanding at December 31, 2001 are summarized as follows: $44.5 million in 2002, $59.4 million in 2003, $63.3 million in 2004, $67.3 million in 2005, $105.9 million in 2006, $257.5 million in 2007 and $129.1 million in 2008. Effective December 31, 2001, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Facility as well as the Company's indenture, to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2002 under this provision.

The Company also issued 10 year senior subordinated notes (the "Notes") on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche ($290.0 million face amount less discount of $4.1 million) and EUR 98.6 million from the Euro tranche (EUR 100.0 million face amount less discount of EUR 1.4 million), were also used in completing the IDP acquisition. The Notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payments prior to maturity in August 2010. Beginning in August 2005, the Notes become callable at a fixed redemption price. The Notes can also be redeemed by the Company under certain circumstances and have mandatory redemption features under certain circumstances, including a change in control as defined. Interest on the Notes is payable semi-annually in February and August.

During 2001, the Company completed an offering of approximately 6.9 million shares of its common stock for net proceeds of approximately $154 million. These proceeds were used to prepay $101.5 million of the U.S. dollar tranche, EUR 35 million ($31 million) of the Euro tranche of the senior subordinated notes, and to pay associated prepayment premiums and other direct costs. The Company recorded an extraordinary item of $17.9 million, which is net of $7.1 million of tax, comprised of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the Notes that was prepaid.

The provisions of the Credit Facility require the Company to meet or exceed specified defined financial covenants. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Facility and the Notes contain limitations or restrictions on indebtedness, liens, sale and leaseback transactions, asset sales, payment of dividends, capital expenditures, and other customary restrictions. As of December 31, 2001, the Company was in compliance with these covenants.

In 2000, the Company recorded an extraordinary item of $2.1 million, which is net of tax of $1.2 million, for prepayment premiums and the write-off of prepaid financing fees associated with the prepayment of certain long-term debt.

The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and machinery, equipment and automobiles. Rental expense relating to operating leases was $14,041 in 2001, $13,020 in 2000, and $11,648 in 1999.

The future minimum lease payments due under noncancelable operating leases are:

| | |
|---|---|
| 2002 | $12,265 |
| 2003 | 9,138 |
| 2004 | 6,926 |
| 2005 | 5,697 |
| 2006 | 3,435 |
| Thereafter | 5,188 |
| Total | $42,649 |

**NOTE 8: GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS**

In connection with the IDP acquisition and as part of the related financing, the Company and newly formed Dutch subsidiary, Flowserve Finance B.V., issued the Notes (comprised of the U.S. dollar Notes and the Euro Notes), in private placements pursuant to Rule 144A and Regulation S. The U.S. dollar Notes and the Euro Notes are general unsecured obligations of the Company and Flowserve Finance B.V., respectively, subordinated in right of payment to all existing and future senior indebtedness of the Company and Flowserve Finance B.V., respectively, and guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries and, in the case of the Euro Notes, by the Company.

The following consolidating financial information presents:

(1) Consolidating balance sheets as of December 31, 2001 and 2000 and the related statements of operations and cash flows for the years then ended of (a) Flowserve Corporation, the parent, (b) Flowserve Finance B.V., (c) the guarantor subsidiaries, (d) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

(2) Consolidating statements of operations and cash flows for the year ended December 31, 1999, of (a) Flowserve Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

(3) Elimination entries necessary to consolidate Flowserve Corporation, the parent, with Flowserve Finance, B.V., guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor subsidiaries and the nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

Effective January 1, 2001, the Company effected a domestic legal reorganization. This primarily resulted in a reclassification between the parent and guarantor subsidiaries.

## CONSOLIDATING STATEMENT OF OPERATIONS

| | Year ended December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| (Amounts in thousands) | Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| Sales | $ – | $ – | $1,176,386 | $851,043 | $(109,922) | $1,917,507 |
| Cost of sales | – | – | 826,849 | 586,028 | (109,922) | 1,302,955 |
| Gross profit | – | – | 349,537 | 265,015 | – | 614,552 |
| Selling, general and administrative expense | – | – | 271,915 | 138,648 | – | 410,563 |
| Restructuring expenses | – | – | (1,108) | (100) | – | (1,208) |
| Integration expenses | – | – | 50,187 | 12,856 | – | 63,043 |
| Operating income | – | – | 28,543 | 113,611 | – | 142,154 |
| Net interest expense | 19,269 | 2,174 | 86,731 | 9,898 | – | 118,072 |
| Other expense (income), net | – | 2 | (29,046) | 27,497 | – | (1,547) |
| Equity in (earnings) loss of subsidiaries | (22,814) | – | – | – | 22,814 | – |
| Earnings (loss) before income taxes | 3,545 | (2,176) | (29,142) | 76,216 | (22,814) | 25,629 |
| (Benefit) provision for income taxes | (7,130) | – | (10,782) | 27,187 | – | 9,275 |
| Earnings (loss) before extraordinary items | 10,675 | (2,176) | (18,360) | 49,029 | (22,814) | 16,354 |
| Extraordinary items, net of income taxes | (12,172) | (5,679) | – | – | – | (17,851) |
| Net (loss) earnings | $ (1,497) | $(7,855) | $ (18,360) | $ 49,029 | $ (22,814) | $ (1,497) |

**CONSOLIDATING STATEMENT OF OPERATIONS**

| | Year ended December 31, 2000 | | | | | |
|---|---|---|---|---|---|---|
| (Amounts in thousands) | Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| Sales | $151,825 | $ – | $857,475 | $611,117 | $(82,124) | $1,538,293 |
| Cost of sales | 116,703 | – | 582,238 | 414,564 | (82,124) | 1,031,381 |
| Gross profit | 35,122 | – | 275,237 | 196,553 | – | 506,912 |
| Selling, general and administrative expense | 54,899 | – | 190,989 | 114,418 | – | 360,306 |
| Restructuring expenses | 9,064 | – | 2,564 | 7,736 | – | 19,364 |
| Integration expenses | 6,346 | – | 16,822 | 12,043 | – | 35,211 |
| Operating income | (35,187) | – | 64,862 | 62,356 | – | 92,031 |
| Net interest expense | 26,980 | 343 | 34,799 | 5,862 | 2,337 | 70,321 |
| Other (income) expense, net | (2,918) | – | (36,881) | 40,662 | (2,337) | (1,474) |
| Equity in (earnings) loss of subsidiaries | (51,709) | – | – | – | 51,709 | – |
| (Loss) earnings before income taxes | (7,540) | (343) | 66,944 | 15,832 | (51,709) | 23,184 |
| (Benefit) provision for income taxes | (21,910) | – | 26,618 | 3,168 | – | 7,876 |
| Earnings (loss) before extraordinary items | 14,370 | (343) | 40,326 | 12,664 | (51,709) | 15,308 |
| Extraordinary items, net of income taxes | (1,129) | – | (938) | – | – | (2,067) |
| Net earnings (loss) | $ 13,241 | $(343) | $ 39,388 | $ 12,664 | $(51,709) | $ 13,241 |

**CONSOLIDATING STATEMENT OF OPERATIONS**

| | Year ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| (Amounts in thousands) | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| Sales | $140,710 | $519,035 | $472,563 | $(71,036) | $1,061,272 |
| Cost of sales | 72,042 | 380,302 | 316,620 | (71,036) | 697,928 |
| Gross profit | 68,668 | 138,733 | 155,943 | – | 363,344 |
| Selling, general and administrative expense | 66,460 | 137,963 | 97,106 | – | 301,529 |
| Restructuring expenses | – | 13,674 | 2,186 | – | 15,860 |
| Integration expenses | – | 13,514 | 693 | – | 14,207 |
| Operating income | 2,208 | (26,418) | 55,958 | – | 31,748 |
| Net interest expense | 2,007 | 11,939 | 1,437 | (706) | 14,677 |
| Other (income) expense, net | (1,878) | (10,584) | 10,582 | 706 | (1,174) |
| Equity in (earnings) loss of subsidiaries | (10,915) | – | – | 10,915 | – |
| Earnings (loss) before income taxes | 12,994 | (27,773) | 43,939 | (10,915) | 18,245 |
| Provision (benefit) for income taxes | 817 | (8,027) | 13,278 | – | 6,068 |
| Net earnings (loss) | $ 12,177 | $(19,746) | $ 30,661 | $(10,915) | $ 12,177 |

Notes to Consolidated Financial Statements (Continued)

CONSOLIDATING BALANCE SHEET

| (Amounts in thousands) | December 31, 2001 Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
|---|---|---|---|---|---|---|
| Current assets: | | | | | | |
| Cash and cash equivalents | $ – | $ – | $ – | $ 21,533 | $ – | $ 21,533 |
| Intercompany receivables | 82,513 | – | 62,875 | 77,513 | (222,901) | – |
| Accounts receivable, net | – | – | 231,484 | 224,377 | – | 455,861 |
| Inventories | – | – | 201,707 | 145,884 | – | 347,591 |
| Current deferred tax asset | – | – | 33,727 | 2,589 | – | 36,316 |
| Prepaid expenses | – | – | 22,981 | 13,857 | – | 36,838 |
| Total current assets | 82,513 | – | 552,774 | 485,753 | (222,901) | 898,139 |
| Property, plant and equipment, net | – | – | 201,595 | 160,793 | – | 362,388 |
| Investment in subsidiaries | 399,026 | – | 464,633 | – | (863,659) | – |
| Intercompany receivables | 893,415 | 85,254 | 6,198 | 34,003 | (1,018,870) | – |
| Goodwill, net | – | – | 414,465 | 100,710 | – | 515,175 |
| Other intangible assets, net | – | – | 115,123 | 15,956 | – | 131,079 |
| Other assets | 29,094 | 2,693 | 100,320 | 13,087 | – | 145,194 |
| Total assets | $1,404,048 | $87,947 | $1,855,108 | $810,302 | $(2,105,430) | $2,051,975 |
| Current liabilities: | | | | | | |
| Accounts payable | $ 145 | $ – | $ 85,861 | $ 92,474 | $ – | $ 178,480 |
| Intercompany payables | 4,240 | (1,191) | 45,004 | 174,848 | (222,901) | – |
| Income taxes | (1,257) | – | (15,606) | 16,863 | – | – |
| Accrued liabilities | 15,034 | 2,665 | 107,191 | 68,878 | – | 193,768 |
| Long-term debt due within one year | 44,521 | – | 2 | – | – | 44,523 |
| Total current liabilities | 62,683 | 1,474 | 222,452 | 353,063 | (222,901) | 416,771 |
| Long-term debt due after one year | 938,606 | 57,163 | 420 | 33 | – | 996,222 |
| Intercompany payables | – | 37,115 | 930,985 | 50,770 | (1,018,870) | – |
| Retirement benefits and deferred items | – | – | 172,483 | 55,480 | – | 227,963 |
| Shareholders' equity: | | | | | | |
| Serial preferred stock | – | – | – | – | – | – |
| Common shares | 60,518 | – | 2 | 182,331 | (182,333) | 60,518 |
| Capital in excess of par value | 211,113 | – | 313,221 | 72,991 | (386,212) | 211,113 |
| Retained earnings (deficit) | 355,998 | (8,198) | 237,279 | 162,241 | (391,322) | 355,998 |
| | 627,629 | (8,198) | 550,502 | 417,563 | (959,867) | 627,629 |
| Treasury stock, at cost | (82,718) | – | – | – | – | (82,718) |
| Accumulated other comprehensive (loss) income | (142,152) | 393 | (29,994) | (66,607) | 96,208 | (142,152) |
| Deferred compensation obligation | – | – | 8,260 | – | – | 8,260 |
| Total shareholders' equity | 402,759 | (7,805) | 528,768 | 350,956 | (863,659) | 411,019 |
| Total liabilities and shareholders' equity | $1,404,048 | $87,947 | $1,855,108 | $810,302 | $(2,105,430) | $2,051,975 |

## CONSOLIDATING BALANCE SHEET

| | December 31, 2000 | | | | | |
|---|---|---|---|---|---|---|
| (Amounts in thousands) | Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| Current assets: | | | | | | |
| Cash and cash equivalents | $ – | $ – | $ – | $ 50,239 | $ (7,898) | $ 42,341 |
| Intercompany receivables | 23,530 | – | 33,252 | 104,836 | (161,618) | – |
| Accounts receivable, net | 20,767 | – | 224,746 | 241,761 | – | 487,274 |
| Inventories | 10,432 | – | 181,258 | 114,268 | – | 305,958 |
| Current deferred tax asset | – | – | 38,765 | 961 | – | 39,726 |
| Prepaid expenses | 6,261 | – | 12,216 | 4,276 | – | 22,753 |
| Total current assets | 60,990 | – | 490,237 | 516,341 | (169,516) | 898,052 |
| Property, plant and equipment, net | 34,332 | – | 189,978 | 181,102 | – | 405,412 |
| Investment in subsidiaries | 784,893 | – | 443,092 | – | (1,227,985) | – |
| Intercompany receivables | 501,286 | 90,112 | 10,849 | 21,598 | (623,845) | – |
| Goodwill, net | 7,814 | – | 452,118 | 46,644 | – | 506,576 |
| Other intangible assets, net | – | – | 121,994 | 17,201 | – | 139,195 |
| Other assets | 52,991 | 4,865 | 97,861 | 5,191 | – | 160,908 |
| Total assets | $1,442,306 | $94,977 | $1,806,129 | $ 788,077 | $(2,021,346) | $2,110,143 |
| Current liabilities: | | | | | | |
| Accounts payable | $ 5,588 | $ 1 | $ 76,910 | $ 97,766 | $ (7,899) | $ 172,366 |
| Intercompany payables | 33,973 | 2,279 | 20,704 | 104,658 | (161,614) | – |
| Income taxes | 4,679 | – | 2,928 | (7,607) | – | – |
| Accrued liabilities | 13,443 | 111 | 120,729 | 110,202 | (932) | 243,553 |
| Long-term debt due within one year | 18,000 | – | 90 | 8 | – | 18,098 |
| Total current liabilities | 75,683 | 2,391 | 221,361 | 305,027 | (170,445) | 434,017 |
| Long-term debt due after one year | 1,018,063 | 92,958 | 2 | 85 | – | 1,111,108 |
| Intercompany payables | 131 | – | 468,840 | 154,873 | (623,844) | – |
| Retirement benefits and deferred items | 50,062 | – | 166,187 | 42,926 | 932 | 260,107 |
| Shareholders' equity: | | | | | | |
| Serial preferred stock | – | – | – | – | – | – |
| Common shares | 51,856 | – | 2 | 197,582 | (197,584) | 51,856 |
| Capital in excess of par value | 65,785 | – | 676,035 | 89,489 | (765,524) | 65,785 |
| Retained earnings | 357,495 | (343) | 285,998 | 138,332 | (423,987) | 357,495 |
| | 475,136 | (343) | 962,035 | 425,403 | (1,387,095) | 475,136 |
| Treasury stock, at cost | (92,545) | – | (613) | 2,246 | (1,633) | (92,545) |
| Accumulated other comprehensive (loss) income | (84,224) | (29) | (18,227) | (142,483) | 160,739 | (84,224) |
| Deferred compensation obligation | – | – | 6,544 | – | – | 6,544 |
| Total shareholders' equity | 298,367 | (372) | 949,739 | 285,166 | (1,227,989) | 304,911 |
| Total liabilities and shareholders' equity | $1,442,306 | $94,977 | $1,806,129 | $ 788,077 | $(2,021,346) | $2,110,143 |

Notes to Consolidated Financial Statements (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

| (Amounts in thousands) | Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
|---|---|---|---|---|---|---|
| | Year ended December 31, 2001 | | | | | |
| Cash flows – Operating activities: | | | | | | |
| Net (loss) earnings | $ (1,497) | $ (7,855) | $(18,360) | $ 49,029 | $(22,814) | $ (1,497) |
| Adjustments to reconcile net (loss) earnings to net cash (used) provided by operating activities: | | | | | | |
| Depreciation | – | – | 28,703 | 20,188 | – | 48,891 |
| Amortization | – | – | 21,365 | 3,599 | – | 24,964 |
| Amortization of prepaid financing fees and discount | 5,857 | 879 | – | – | – | 6,736 |
| Premiums and other direct costs of long-term debt repayment | 13,476 | 3,844 | – | – | – | 17,320 |
| Write-off of unamortized prepaid financing fees and discount | 5,844 | 1,810 | – | – | – | 7,654 |
| Loss (gain) on the sale of fixed assets | – | – | 114 | (897) | – | (783) |
| Loss on impairment of assets | – | – | 679 | – | – | 679 |
| Change in assets and liabilities, net of effects of acquisitions and dispositions: | | | | | | |
| Accounts receivable | 12 | – | 12,462 | 3,130 | – | 15,604 |
| Inventories | – | – | (13,765) | (41,075) | – | (54,840) |
| Intercompany receivable and payable | (136,416) | 36,017 | (15,476) | 62,487 | 53,388 | – |
| Prepaid expenses | – | – | 6,945 | (21,631) | – | (14,686) |
| Other assets | (859) | (48) | 28,760 | (37,410) | – | (9,557) |
| Accounts payable | (1,466) | – | 13,277 | (15,321) | – | (3,510) |
| Accrued liabilities | 13,482 | 2,560 | (23,728) | (48,175) | – | (55,861) |
| Income taxes | (619) | – | (20,193) | 20,996 | – | 184 |
| Retirement benefits and deferred items | 8,221 | – | (37,734) | 17,004 | – | (12,509) |
| Net deferred taxes | – | – | (23,236) | 6,518 | – | (16,718) |
| Net cash flows (used) provided by operating activities | (93,965) | 37,207 | (40,187) | 18,442 | 30,574 | (47,929) |
| Cash flows – Investing activities: | | | | | | |
| Capital expenditures | – | – | (20,537) | (14,688) | – | (35,225) |
| Cash received for disposals of assets | – | – | 5,855 | 2,868 | – | 8,723 |
| Payments for acquisitions | – | – | (1,685) | – | – | (1,685) |
| Net cash flows used by investing activities | – | – | (16,367) | (11,820) | – | (28,187) |
| Cash flows – Financing activities: | | | | | | |
| Net borrowings under lines of credit | 70,000 | – | – | – | – | 70,000 |
| Payment of long-term debt | (124,580) | (31,000) | – | – | – | (155,580) |
| Premiums and other direct costs of long-term debt repayment | (13,476) | (3,844) | – | – | – | (17,320) |
| Proceeds from long-term debt | – | – | 420 | – | – | 420 |
| Proceeds from issuance of common stock | 154,022 | – | – | – | – | 154,022 |
| Other | 7,999 | (2,363) | 56,141 | (31,102) | (22,676) | 7,999 |
| Net cash flows provided (used) by financing activities | 93,965 | (37,207) | 56,561 | (31,102) | (22,676) | 59,541 |
| Effect of exchange rate changes | – | – | (7) | (4,226) | – | (4,233) |
| Net change in cash and cash equivalents | – | – | – | (28,706) | 7,898 | (20,808) |
| Cash and cash equivalents at beginning of year | – | – | – | 50,239 | (7,898) | 42,341 |
| Cash and cash equivalents at end of year | $ – | $ – | $ – | $ 21,533 | $ – | $ 21,533 |

# Consolidating Statements of Cash Flows

## CONSOLIDATING STATEMENT OF CASH FLOWS

| (Amounts in thousands) | Parent | Flowserve Finance B.V. | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
|---|---|---|---|---|---|---|
| | Year ended December 31, 2000 | | | | | |
| Cash flows – Operating activities: | | | | | | |
| Net earnings (loss) | $ 13,241 | $ (343) | $ 39,388 | $ 12,664 | $ (51,709) | $ 13,241 |
| *Adjustments to reconcile net earnings (loss) to net cash (used) provided by operating activities:* | | | | | | |
| Depreciation | 6,221 | – | 25,778 | 10,677 | – | 42,676 |
| Amortization | 461 | – | 11,088 | 2,812 | – | 14,361 |
| Amortization of prepaid financing fees and discount | 2,773 | 301 | – | – | – | 3,074 |
| Premiums and other direct costs of long-term debt repayment | – | – | 1,013 | – | – | 1,013 |
| Write-off of unamortized prepaid financing fees and discount | – | – | 2,216 | – | – | 2,216 |
| Loss (gain) on the sale of fixed assets | – | – | (260) | 410 | – | 150 |
| Loss on impairment of facilities and equipment | – | – | 3,673 | – | – | 3,673 |
| Change in assets and liabilities, net of effects of acquisitions and dispositions: | | | | | | |
| Accounts receivable | (4,065) | – | (32,305) | (33,732) | – | (70,102) |
| Inventories | 7,380 | – | (16,558) | 7,215 | – | (1,963) |
| Intercompany receivable and payable | (589,288) | (87,832) | 560,455 | 117,050 | (385) | – |
| Prepaid expenses | (403) | – | (2,729) | 15,737 | (4,637) | 7,968 |
| Other assets | (17,289) | (354) | (7,888) | 750 | – | (24,781) |
| Accounts payable | (6,891) | – | 6,840 | 21,831 | (3,696) | 18,084 |
| Accrued liabilities | 4,544 | 111 | (19,280) | (2,658) | (932) | (18,215) |
| Income taxes | 173 | – | 665 | (9,696) | 1,219 | (7,639) |
| Retirement benefits and deferred items | 15,222 | – | 21,042 | (4,443) | 932 | 32,753 |
| Net deferred taxes | (6,533) | – | 10,214 | (1,759) | – | 1,922 |
| Net cash flows (used) provided by operating activities | (574,454) | (88,117) | 603,352 | 136,858 | (59,208) | 18,431 |
| Cash flows – Investing activities: | | | | | | |
| Capital expenditures | (7,330) | – | (9,300) | (11,189) | – | (27,819) |
| Cash received for disposals of assets | – | – | 5,368 | 36 | – | 5,404 |
| Payments for acquisitions, net of cash acquired | (387,793) | – | (241,019) | (699,357) | 557,455 | (770,714) |
| Net cash flows (used) provided by investing activities | (395,123) | – | (244,951) | (710,510) | 557,455 | (793,129) |
| Cash flows – Financing activities: | | | | | | |
| Net repayments under lines of credit | – | – | (88,903) | (2,108) | – | (91,011) |
| Payment of long-term debt | (161,663) | – | (189,997) | (6,828) | – | (358,488) |
| Premiums and other direct costs of long-term debt repayment | – | – | (1,013) | – | – | (1,013) |
| Payment of prepaid financing fees | (41,663) | (4,811) | – | – | – | (46,474) |
| Proceeds from long-term debt | 1,191,511 | 92,958 | – | – | – | 1,284,469 |
| Proceeds from issuance of common stock | 615 | – | – | – | – | 615 |
| Other | (19,223) | – | (79,377) | 604,353 | (505,753) | – |
| Net cash flows provided (used) by financing activities | 969,577 | 88,147 | (359,290) | 595,417 | (505,753) | 788,098 |
| Effect of exchange rate changes | – | (30) | – | (1,492) | – | (1,522) |
| Net change in cash and cash equivalents | – | – | (889) | 20,273 | (7,506) | 11,878 |
| Cash and cash equivalents at beginning of year | – | – | 889 | 29,966 | (392) | 30,463 |
| Cash and cash equivalents at end of year | $ – | $ – | $ – | $ 50,239 | $ (7,898) | $ 42,341 |

## CONSOLIDATING STATEMENT OF CASH FLOWS

| | Year ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| (Amounts in thousands) | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| Cash flows – Operating activities: | | | | | |
| Net earnings (loss) | $ 12,177 | $ (19,746) | $ 30,661 | $ (10,915) | $ 12,177 |
| Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities: | | | | | |
| Depreciation | 2,771 | 18,003 | 14,271 | – | 35,045 |
| Amortization | 450 | 1,484 | 2,620 | – | 4,554 |
| Amortization of prepaid financing fees and discount | 236 | – | – | – | 236 |
| Loss (gain) on the sale of fixed assets | 232 | 294 | (86) | – | 440 |
| Loss on impairment of facilities and equipment | 2,834 | – | – | – | 2,834 |
| Change in assets and liabilities, net of effects of acquisitions and dispositions: | | | | | |
| Accounts receivable | (2,159) | 14,459 | 423 | – | 12,723 |
| Inventories | 13,276 | 18,047 | (2,964) | – | 28,359 |
| Intercompany receivable and payable | 161,256 | (340,917) | (80,885) | 260,546 | – |
| Prepaid expenses | (15,236) | 6,359 | (4,033) | – | (12,910) |
| Other assets | 20,179 | (28,125) | 10,329 | – | 2,383 |
| Accounts payable | 1,610 | (13,123) | 3,852 | 5,742 | (1,919) |
| Accrued liabilities | (18,633) | 24,460 | 506 | – | 6,333 |
| Income taxes | 24,051 | (28,483) | (7,963) | – | (12,395) |
| Retirement benefits and deferred items | (29,941) | 47,176 | (9,163) | – | 8,072 |
| Net deferred taxes | 13,037 | (11,695) | (3,159) | – | (1,817) |
| Net cash flows provided (used) by operating activities | 186,140 | (311,807) | (45,591) | 255,373 | 84,115 |
| Cash flows – Investing activities: | | | | | |
| Capital expenditures | (3,940) | (14,580) | (22,015) | – | (40,535) |
| Payments for acquisitions, net of cash acquired | (5,743) | – | – | – | (5,743) |
| Net cash flows used by investing activities | (9,683) | (14,580) | (22,015) | – | (46,278) |
| Cash flows – Financing activities: | | | | | |
| Net borrowings (repayments) under lines of credit | 638 | (8,403) | (5,880) | – | (13,645) |
| Payments of long-term debt | (8,333) | – | 1,963 | – | (6,370) |
| Payments of prepaid financing fees | (2,183) | – | – | – | (2,183) |
| Proceeds from long-term debt | (117,912) | 138,397 | (1,709) | – | 18,776 |
| Repurchase of common stock | (5,250) | – | – | – | (5,250) |
| Proceeds from issuance of common stock | (529) | – | – | – | (529) |
| Dividends paid | (21,172) | – | – | – | (21,172) |
| Other | – | 241,460 | 7,329 | (249,631) | (842) |
| Net cash flows (used) provided by financing activities | (154,741) | 371,454 | 1,703 | (249,631) | (31,215) |
| Effect of exchange rate changes | (21,716) | (44,178) | 64,807 | – | (1,087) |
| Net change in cash and cash equivalents | – | 889 | (1,096) | 5,742 | 5,535 |
| Cash and cash equivalents at beginning of year | – | – | 31,062 | (6,134) | 24,928 |
| Cash and cash equivalents at end of year | $ – | $ 889 | $ 29,966 | $ (392) | $ 30,463 |

### NOTE 9: DEFERRED COMPENSATION - RABBI TRUST

The Company has established deferred compensation plans under which a portion of amounts earned by employees are invested in the Company's common stock and placed in a Rabbi Trust.

Effective October 1, 2000, the Company amended the provisions of the deferred compensation plans. As amended, the stock deferred compensation plans do not allow diversification and require the obligation for the deferred compensation amounts held in Company stock be settled by the delivery of a fixed number of shares of Company stock. Accordingly, the deferred compensation obligation to be settled with stock is reflected in shareholders' equity. Prior to these amendments, the Company recorded net expense of $923 in 2000 and $243 in 1999 to reflect the change in fair value of the deferred compensation liability for Company stock.

### NOTE 10: RETIREMENT BENEFITS

The Company sponsors several noncontributory defined benefit pension plans, covering substantially all domestic employees and certain foreign employees, which provide benefits based on years of service and compensation. Retirement benefits for all other employees are provided through defined contribution pension plans, cash balance pension plans, and government-sponsored retirement programs. All defined benefit pension plans are funded based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed 30 years.

Net defined benefit pension expense for domestic pension plans (including both qualified and nonqualified plans) was:

| Year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost-benefits earned during the period | $ 9,550 | $ 8,753 | $ 7,585 |
| Interest cost on projected benefit obligations | 16,169 | 15,396 | 14,637 |
| Gain on plan assets | (20,346) | (19,996) | (18,638) |
| Amortization of unrecognized prior service (benefit) cost | (1,292) | (1,313) | (232) |
| Amortization of unrecognized net asset | – | (404) | (529) |
| Special termination expense | – | 5,210 | – |
| Net defined benefit pension expense | $ 4,081 | $ 7,646 | $ 2,823 |

Special termination expense represents costs relating to a plant closure and as such, were recorded as restructuring expense in the consolidated statements of operations.

Net defined benefit pension expense for foreign pension plans was:

| Year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost-benefits earned during the period | $ 1,839 | $ 1,506 | $ 232 |
| Interest cost on projected benefit obligations | 2,703 | 1,193 | 341 |
| Gain on plan assets | (2,955) | (1,460) | (499) |
| Amortization of unrecognized prior service benefit | – | – | (79) |
| Curtailment | 50 | – | – |
| Amortization of unrecognized net asset | (47) | (55) | – |
| Net defined benefit pension expense | $ 1,590 | $ 1,184 | $ (5) |

The following table reconciles the domestic plans' funded status to amounts recognized in the Company's consolidated balance sheets:

| December 31, | 2001 | 2000 |
|---|---|---|
| Projected benefit obligations | $238,163 | $225,564 |
| Plan assets, at fair value | 191,017 | 225,659 |
| Funded status | (47,146) | 95 |
| Unrecognized net loss | 46,519 | 6,884 |
| Unrecognized prior service cost | (19,031) | (20,810) |
| Accumulated other comprehensive loss | (17,242) | (1,019) |
| Deferred tax asset | (10,125) | – |
| Net pension liability | $(47,025) | $ (14,850) |
| | | |
| Discount rate | 7.0% | 7.5% |
| Rate of increase in compensation levels | 4.5% | 4.5% |
| Long-term rate of return on assets | 9.5% | 9.5% |

During 2001 the Company recorded an additional minimum liability of $16 million, net of tax, as a component of other comprehensive expense.

## Notes to Consolidated Financial Statements (Continued)

The following table reconciles the foreign plans' funded status to amounts recognized in the Company's consolidated balance sheets:

| December 31, | 2001 | 2000 |
|---|---|---|
| Projected benefit obligations | $ 44,898 | $ 46,036 |
| Planned assets, at fair value | 33,384 | 37,593 |
| Funded status | (11,514) | (8,443) |
| Unrecognized net transition asset | – | (55) |
| Accumulated other comprehensive loss | (131) | (131) |
| Unrecognized net loss | 6,104 | 1,896 |
| Net pension liability | $ (5,541) | $ (6,733) |
| | | |
| Discount rate | 6.15% | 5.99% |
| Rate of increase in compensation levels | 3.3% | 3.4% |
| Long-term rate of return on assets | 8.0% | 7.7% |

Following is a reconciliation of the domestic plans' defined benefit pension obligations:

| December 31, | 2001 | 2000 |
|---|---|---|
| Beginning benefit obligations | $225,564 | $203,761 |
| Service cost | 9,550 | 8,753 |
| Interest cost | 16,169 | 15,396 |
| Plan amendments | 346 | (842) |
| Actuarial loss | 10,429 | 11,323 |
| Benefits paid | (26,011) | (18,037) |
| Special termination costs | 2,116 | 5,210 |
| Ending benefit obligations | $238,163 | $225,564 |

The special termination costs of $2.1 million in 2001 represents a liability assumed in the acquisition of IDP that was reclassified from the restructuring reserve.

Following is a reconciliation of the foreign plans' defined benefit pension obligations:

| December 31, | 2001 | 2000 |
|---|---|---|
| Beginning benefit obligations | $46,036 | $ 4,984 |
| Acquisitions | – | 39,650 |
| Service cost | 1,839 | 1,507 |
| Interest cost | 2,703 | 1,193 |
| Employee contributions | 568 | 385 |
| Curtailments | (3,606) | – |
| Actuarial loss (gain) | 1,706 | (820) |
| Benefits paid | (2,481) | (1,162) |
| Foreign exchange impact | (1,867) | 299 |
| Ending benefit obligations | $44,898 | $46,036 |

Following is a reconciliation of the domestic plans' defined benefit pension assets:

| December 31, | 2001 | 2000 |
|---|---|---|
| Beginning plan assets | $225,659 | $233,722 |
| Return on plan assets | (9,002) | 9,391 |
| Company contributions | 371 | 583 |
| Benefits paid | (26,011) | (18,037) |
| Ending plan assets | $191,017 | $225,659 |

Following is a reconciliation of the foreign plans' defined benefit pension assets:

| December 31, | 2001 | 2000 |
|---|---|---|
| Beginning plan assets | $37,593 | $ 5,411 |
| Acquisitions | – | 33,689 |
| Employee contributions | 568 | 385 |
| Company contributions | 2,194 | 904 |
| Foreign exchange impact | (1,165) | (285) |
| Return on plan assets | (3,325) | (1,651) |
| Benefits paid | (2,481) | (860) |
| Ending plan assets | $33,384 | $37,593 |

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $283,061, $279,593, and $224,401, respectively, as of December 31, 2001, and $20,271, $19,411, and $213, respectively, as of December 31, 2000.

Effective July 1, 1999, three existing defined benefit programs for United States employees were consolidated into one program. The plan was amended to reflect the conversion of primarily final average pay methodologies into a cash balance design and resulted in lowering the defined benefit pension obligation by $21,617 in 1999. In conjunction with this change, new employee groups became eligible to participate in the plan.

The Company sponsors several defined contribution plans covering substantially all domestic and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution plan expense for the Company was $9,421 in 2001, $7,324 in 2000, and $7,712 in 1999.

The Company also sponsors several defined benefit post-retirement health care plans covering most current and certain future retirees in the United States. These plans are for medical and dental benefits and are administered through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded by the Company as insured benefits and health maintenance organization premiums are incurred. The benefits are no longer available to new employees and certain existing employees.

Net post-retirement benefit expense comprised:

| Year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost – benefits earned during the period | $ 246 | $ 869 | $ 957 |
| Interest cost on accumulated post-retirement benefit obligations | 6,630 | 4,707 | 3,841 |
| Amortization of unrecognized prior service benefit | (2,306) | (2,002) | (1,333) |
| Curtailment | – | 5,904 | – |
| Net post-retirement benefit expense | $ 4,570 | $ 9,478 | $ 3,465 |

Following is a reconciliation of the accumulated post-retirement benefits obligations:

| December 31, | 2001 | 2000 |
|---|---|---|
| Beginning accumulated post-retirement benefit obligations | $ 89,331 | $49,045 |
| Service cost | 246 | 869 |
| Interest cost | 6,630 | 4,707 |
| Curtailment | – | 11,537 |
| Plan amendments | – | (3,000) |
| Acquisition | – | 25,000 |
| Actuarial loss (gain) | 15,661 | 5,441 |
| Benefits paid | (8,428) | (4,268) |
| Ending accumulated post-retirement benefit obligations | $103,440 | $89,331 |

Effective with the purchase of IDP on August 8, 2000, the Company assumed post-retirement liabilities for all former IDP active employees as of the date of the purchase. In connection with the restructuring plans announced in 2000, a curtailment liability of $11.5 million was recognized to reflect termination related post-retirement obligations. Curtailment expense of $5.9 million is included in restructuring expense in the consolidated statement of operations for the year ended December 31, 2000. The remaining $5.6 million of curtailment cost relates to former IDP employees and is included in goodwill.

The following table presents the components of post-retirement benefit amounts recognized in the Company's consolidated balance sheets:

| December 31, | 2001 | 2000 |
|---|---|---|
| Accumulated post-retirement benefit obligations | $103,440 | $89,331 |
| Unrecognized prior service benefit | 11,595 | 14,014 |
| Unrecognized net loss | (19,753) | (4,205) |
| Accrued post-retirement benefits | $ 95,282 | $99,140 |
| Discount rate | 7.0% | 7.5% |

The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 10.0% for 2001 and 2002 and a gradual decrease to 5.0% for 2007 and future years.

Increasing the assumed rate of increase in post-retirement benefit costs by 1% in each year would increase net post-retirement benefit expense by approximately $450 and accumulated post-retirement benefit obligation by $6,443. Reducing the assumed rate of decrease in post-retirement benefit costs by 1% in each year would reduce net post-retirement benefit expense by approximately $416 and accumulated benefit obligations by $5,967.

The Company made contributions to the defined benefit post-retirement plans of $8,428 in 2001, $4,268 in 2000, and $4,105 in 1999.

**NOTE 11: CONTINGENCIES**

As of December 31, 2001, the Company was involved as a "potentially responsible party" (PRP) at four former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

The Company is a defendant in numerous pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for alleged personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and/or distributed by the Company. All such products were used within self-contained process equipment, and management does not believe that there was any emission of ambient asbestos-containing fiber during the use of this equipment.

The Company is also a defendant in several other products liability lawsuits that are insured, subject to the applicable deductibles, and certain other noninsured lawsuits received in the ordinary course of business. Management believes that the Company has adequately accrued estimated losses for such lawsuits. No insurance recovery has been projected for any of the insured claims, because management currently believes that all will be resolved within applicable deductibles. The Company is also a party to other noninsured litigation that is incidental to its business, and, in management's opinion, will be resolved without a material adverse impact on the Company's financial statements.

Although none of the aforementioned potential liabilities can be quantified with any certainty, the Company has established reserves covering these possible exposures, which management believes are reasonable based on past experience and available facts. While additional exposures beyond these reserves could exist, none gives rise to any additional liability that can now be reasonably estimated, and the Company believes any such costs will not have a material adverse impact on the Company. The Company will continue to evaluate these potentially additional contingent loss exposures and, if they develop, recognize expense as soon as such losses can be reasonably estimated.

## NOTE 12: SHAREHOLDERS' EQUITY

Each share of the Company's common stock contains a preferred stock purchase right. These rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately in the event of certain significant changes in common stock ownership or on the commencement of certain tender offers that, in either case, may lead to a change of control of the Company. Upon becoming exercisable, the rights provide shareholders the opportunity to acquire a new series of Company preferred stock to be then automatically issued at a pre-established price. In the event of certain forms of acquisition of the Company, the rights also provide Company shareholders the opportunity to purchase shares of the acquiring Company's common stock from the acquirer at a 50% discount from the current market value. The rights are redeemable for $0.022 per right by the Company at any time prior to becoming exercisable and will expire in August 2006.

## NOTE 13: INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

| Year ended December 31, | **2001** | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| U.S. federal | **$ –** | $ (98) | $ 1,179 |
| Non-U.S. | **20,992** | 8,775 | 8,836 |
| State and local | **373** | 1,097 | 1,630 |
| Total current | **21,365** | 9,774 | 11,645 |
| Deferred: | | | |
| U.S. federal | **(24,919)** | (2,924) | (11,780) |
| Non-U.S. | **6,545** | (455) | 6,777 |
| State and local | **(865)** | 319 | (574) |
| Total deferred | **(19,239)** | (3,060) | (5,577) |
| Total provision | **$ 2,126** | $ 6,714 | $ 6,068 |

The provision (benefit) for income taxes is included in the consolidated financial statements as follows:

| Year ended December 31, | **2001** | 2000 | 1999 |
|---|---|---|---|
| Earnings before extraordinary items | **$ 9,275** | $ 7,876 | $ 6,068 |
| Extraordinary items | **(7,149)** | (1,162) | – |
| Total provision | **$ 2,126** | $ 6,714 | $ 6,068 |

During 2001, the Company recorded an extraordinary item for costs totaling $25 million associated with the prepayment of long-term debt. The $7 million tax benefit on the extraordinary item is less than the Company's effective tax rate because certain costs associated with the prepayment are not deductible for tax purposes.

The provision for income taxes on earnings before extraordinary items was different from the statutory corporate rate due to the following:

| Year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. federal income tax rate | **35.0%** | 35.0% | 35.0% |
| Non-U.S. tax rate differential and utilization of operating loss carryforwards | **1.9** | 1.2 | 0.7 |
| State and local income taxes, net | **(0.5)** | 4.5 | 2.7 |
| Utilization of tax credits | **(0.2)** | (6.5) | (1.6) |
| Foreign sales corporation | **2.3** | (4.8) | (2.2) |
| Goodwill | **5.3** | 4.6 | 1.6 |
| Meals and entertainment | **4.3** | 4.0 | 2.7 |
| Equity in income of unconsolidated subsidiaries | **(3.1)** | (5.3) | (2.6) |
| Reduction of tax contingencies for closed statutes | **(12.5)** | – | – |
| Other, net | **3.7** | 1.3 | (3.0) |
| Effective tax rate | **36.2%** | 34.0% | 33.3% |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

| December 31, | 2001 | 2000 |
|---|---|---|
| Deferred tax assets related to: | | |
| Retirement benefits | **$ 55,688** | $ 40,989 |
| Net operating loss carryforwards | **35,255** | 11,207 |
| Compensation accruals | **7,147** | 13,266 |
| Inventories | **4,690** | 5,130 |
| Credit carryforwards | **35,797** | 20,491 |
| Loss on dispositions | **1,693** | 3,454 |
| Warranty and accrued liabilities | **5,915** | 10,637 |
| Restructuring charge | **4,117** | 9,797 |
| Other | **7,068** | 2,398 |
| Total deferred tax assets | **157,370** | 117,369 |
| Less valuation allowances | **18,603** | 14,036 |
| Net deferred tax assets | **138,767** | 103,333 |
| Deferred tax liabilities related to: | | |
| Property, plant and equipment | **38,736** | 40,460 |
| Goodwill | **30,341** | 31,811 |
| Other | **9,888** | 1,865 |
| Total deferred tax liabilities | **78,965** | 74,136 |
| Deferred tax assets, net | **$ 59,802** | $ 29,197 |

The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The amount of the deferred tax assets considered realizable, however, could be changed in the near term if circumstances related to future taxable income or results of tax planning strategies differ from management's expectations during the carryforward period. The net changes in the valuation allowances during 2001 were primarily attributable to an increase in expected non-utilization of net operating loss and credit carryforwards. The Company had approximately $96,302 of net operating loss carryforwards at December 31, 2001. Net operating losses of $18,618 were generated in non-U.S. jurisdictions. Net operating losses generated in the U.S. will not start to expire until 2017. The Company had approximately $34,451 of foreign tax credit carryforwards at December 31, 2001, which expire in 2003 through 2006 if unused.

Earnings before income taxes comprised:

| Year ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. | **$(51,694)** | $ 1,114 | $(21,116) |
| Non-U.S. | **77,323** | 22,070 | 39,361 |
| Total | **$ 25,629** | $23,184 | $ 18,245 |

Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $259,655 at December 31, 2001. These earnings are considered to be indefinitely reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

**NOTE 14: SEGMENT INFORMATION**

Flowserve is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves, and mechanical seals primarily for the petroleum industry, the chemical-processing industry, power-generation industry, water industry, general industry and other industries requiring flow management products.

The Company has three divisions, each of which constitutes a business segment. Each division manufactures different products and is defined by the type of products and services provided. Each division has a president, who reports directly to the Chief Executive Officer, and a Division Controller. For decision-making purposes, the Chief Executive Officer, Chief Financial Officer and other members of upper management use financial information generated and reported at the division level.

The Flowserve Pump Division designs, manufactures and distributes pumps and related equipment. The Flow Solutions Division designs, manufactures and distributes mechanical seals and sealing systems and provides service and repair for flow control equipment used in process industries. The Flow Control Division designs, manufactures and distributes automated and manual quarter-turn valves, control valves and valve actuators, and related components. The Company also has a corporate headquarters that does not constitute a separate division or business segment. Amounts classified as All Other include Corporate headquarter costs and other minor entities that are not considered separate segments. The results for Invatec and IDP are included in the Flow Solutions Division and Flowserve Pump Division, respectively, from the date of acquisition.

The Company evaluates segment performance and allocates resources based on profit or loss excluding integration, restructuring and interest expense, other income and income taxes. The accounting policies of the reportable segments are the same as described in Note 1 – Significant Accounting Policies. Intersegment sales and transfers are recorded at cost plus a profit margin. This intersegment profit is eliminated in consolidation. Minor reclassifications have been made to certain previously reported information to conform to the current business configuration.

| Year ended December 31, 2001 | Flowserve Pump | Flow Solutions | Flow Control | All Other | Consolidated Total |
|---|---|---|---|---|---|
| Sales to external customers | **$1,023,332** | **$617,555** | **$271,245** | **$ 5,375** | **$1,917,507** |
| Intersegment sales | **7,180** | **20,983** | **7,662** | **(35,825)** | **–** |
| Segment operating income[1] | **124,359** | **79,374** | **31,470** | **(31,214)** | **203,989** |
| Depreciation and amortization | **41,392** | **18,196** | **8,089** | **6,178** | **73,855** |
| Identifiable assets | **$1,285,165** | **$458,265** | **$206,693** | **$101,852** | **$2,051,975** |
| Capital expenditures | **14,866** | **11,736** | **6,821** | **1,802** | **35,225** |

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.

| Year ended December 31, 2000 | Flowserve Pump | Flow Solutions | Flow Control | All Other | Consolidated Total |
|---|---|---|---|---|---|
| Sales to external customers | $ 659,181 | $606,741 | $266,368 | $ 6,003 | $1,538,293 |
| Intersegment sales | 13,031 | 17,273 | 9,916 | (40,220) | – |
| Segment operating income[1] | 78,793 | 68,232 | 28,811 | (29,230) | 146,606 |
| Depreciation and amortization | 26,517 | 17,631 | 9,035 | 3,854 | 57,037 |
| Identifiable assets | $1,313,853 | $435,320 | $197,061 | $163,909 | $2,110,143 |
| Capital expenditures | 8,425 | 10,880 | 3,843 | 4,671 | 27,819 |

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.

| Year ended December 31, 1999 | Flowserve Pump | Flow Solutions | Flow Control | All Other | Consolidated Total |
|---|---|---|---|---|---|
| Sales to external customers | $347,159 | $423,658 | $283,670 | $ 6,785 | $1,061,272 |
| Intersegment sales | 6,011 | 14,841 | 11,650 | (32,502) | – |
| Segment operating income[1] | 19,927 | 55,882 | 23,536 | (37,530) | 61,815 |
| Segment operating income (before all special items)[2] | 23,095 | 56,148 | 25,069 | (31,631) | 72,681 |
| Depreciation and amortization | 10,246 | 12,998 | 9,824 | 6,531 | 39,599 |
| Identifiable assets | $222,999 | $292,015 | $213,322 | $109,815 | $ 838,151 |
| Capital expenditures | 12,377 | 17,068 | 4,583 | 6,507 | 40,535 |

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.
(2) Excludes asset impairments of $5,067 and severance and other closure costs of $5,799.

### Reconciliation of Segment Information to Consolidated Amounts

Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| Sales | **2001** | 2000 | 1999 |
| Total external sales for reportable segments | **$1,912,132** | $1,532,290 | $1,054,487 |
| Total intersegment sales for reportable segments | **35,825** | 40,220 | 32,502 |
| Other sales | **5,375** | 6,003 | 6,785 |
| Elimination of inter-segment sales | **(35,825)** | (40,220) | (32,502) |
| Total sales | **$1,917,507** | $1,538,293 | $1,061,272 |

| | Year Ended December 31, | | |
|---|---|---|---|
| Profit or Loss | **2001** | 2000 | 1999 |
| Total segment operating income | **$235,203** | $175,836 | $99,345 |
| Corporate expenses and other | **31,214** | 29,230 | 37,530 |
| Restructuring expenses | **(1,208)** | 19,364 | 15,860 |
| Integration expenses | **63,043** | 35,211 | 14,207 |
| Net interest expense | **118,072** | 70,321 | 14,677 |
| Other income, net | **(1,547)** | (1,474) | (1,174) |
| Earnings before income taxes | **$ 25,629** | $ 23,184 | $18,245 |

| | Year Ended December 31, | | |
|---|---|---|---|
| Assets | **2001** | 2000 | 1999 |
| Total assets for reportable segments | **$1,950,123** | $1,946,234 | $728,336 |
| Other assets | **217,454** | 231,983 | 141,911 |
| Elimination of inter-segment receivables | **(115,602)** | (68,074) | (32,096) |
| Total assets | **$2,051,975** | $2,110,143 | $838,151 |

### Geographic Information

The Company attributes revenues to different geographic areas based on the facilities' location. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investment in identifiable assets by geographic area are as follows:

| Year ended December 31, 2001 | **Sales** | **Long-lived Assets** |
|---|---|---|
| United States | **$1,095,622** | **$ 802,835** |
| Europe | **568,226** | **256,891** |
| Other[1] | **253,659** | **32,905** |
| Consolidated total | **$1,917,507** | **$1,092,631** |

| Year ended December 31, 2000 | Sales | Long-lived Assets |
|---|---|---|
| United States | $ 950,783 | $ 877,322 |
| Europe | 372,442 | 231,530 |
| Other[1] | 215,068 | 36,262 |
| Consolidated total | $1,538,293 | $1,145,114 |

| Year ended December 31, 1999 | Sales | Long-lived Assets |
|---|---|---|
| United States | $ 611,374 | $243,107 |
| Europe | 270,850 | 81,616 |
| Other[1] | 179,048 | 28,559 |
| Consolidated total | $1,061,272 | $353,282 |

(1) Includes Canada, Latin America and Asia Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

### Major Customer Information

The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

## NOTE 15: UNAUDITED QUARTERLY FINANCIAL DATA

| (Amounts in millions, except per share data) | 2001[a] | | | | 2000[b] | | | |
|---|---|---|---|---|---|---|---|---|
| Quarter | 4th | 3rd | 2nd | 1st | 4th | 3rd | 2nd | 1st |
| Net sales | **$539.3** | **$469.6** | **$464.6** | **$444.0** | $541.7 | $412.1 | $299.2 | $285.3 |
| Gross profit | **169.0** | **152.3** | **155.7** | **137.6** | 174.4 | 130.1 | 103.2 | 99.2 |
| Earnings (loss) before extraordinary items | **16.5** | **5.8** | **2.6** | **(8.5)** | 1.7 | (10.9) | 12.6 | 11.9 |
| Net earnings (loss) | **(1.4)** | **5.8** | **2.6** | **(8.5)** | 1.7 | (13.0) | 12.6 | 11.9 |
| Earnings (loss) per share before extraordinary items (basic and diluted) | **0.39** | **0.15** | **0.07** | **(0.22)** | 0.05 | (0.29) | 0.33 | 0.31 |
| Earnings (loss) per share (basic and diluted) | **(0.03)** | **0.15** | **0.07** | **(0.22)** | 0.05 | (0.34) | 0.33 | 0.31 |

(a) Net earnings in 2001 include IDP integration expenses of $63.0 million, a reduction of Flowserve restructuring expense of $1.2 million, and an extraordinary item of $17.9 million net of tax, resulting in a reduction of net earnings of $57.3 million, or $1.46 per share after tax. On a quarterly basis, earnings per share before special and extraordinary items were $0.58, $0.38, $0.35 and $0.10 per share in the fourth, third, second and first quarter, respectively, of 2001.

(b) Net earnings in 2000 include IDP integration expenses of $35.2 million, IDP restructuring expenses of $19.4 million, and extraordinary items of $2.1 million net of tax, resulting in a reduction of net earnings of $37.8 million, or $1.00 per share after tax. On a quarterly basis, earnings per share before special and extraordinary items were $0.50, $0.18, $0.33 and $0.31 per share in the fourth, third, second and first quarter, respectively, of 2000.

## Five-Year Selected Financial Data

| (Amounts in thousands, except per share data and ratios) | December 31 2001[a] | 2000[b] | 1999[c] | 1998[d] | 1997[e] |
|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS** | | | | | |
| Sales | **$1,917,507** | $1,538,293 | $1,061,272 | $1,083,086 | $1,152,196 |
| Gross profit | **614,552** | 506,912 | 363,344 | 415,333 | 448,877 |
| Selling, general and administrative expense | **410,563** | 360,306 | 301,529 | 291,928 | 312,783 |
| Restructuring and merger transaction expenses | **(1,208)** | 19,364 | 15,860 | – | 44,531 |
| Integration expenses | **63,043** | 35,211 | 14,207 | 38,326 | 6,982 |
| Operating income | **142,154** | 92,031 | 31,748 | 85,079 | 84,581 |
| Net interest expense | **118,072** | 70,321 | 14,677 | 11,378 | 11,326 |
| Earnings before income taxes | **25,629** | 23,184 | 18,245 | 73,157 | 89,789 |
| Provision for income taxes | **9,275** | 7,876 | 6,068 | 25,502 | 38,223 |
| Earnings before extraordinary items and cumulative effect of change in accounting principle | **16,354** | 15,308 | 12,177 | 47,655 | 51,566 |
| Cumulative effect of change in accounting principle | **–** | – | – | (1,220) | – |
| Extraordinary items, net of income taxes | **(17,851)** | (2,067) | – | – | – |
| Net (loss) earnings | **(1,497)** | 13,241 | 12,177 | 48,875 | 51,566 |
| Average shares outstanding | **39,330** | 37,842 | 37,856 | 39,898 | 40,896 |
| Net (loss) earnings per share (basic and diluted) | **$(0.04)** | $0.35 | $0.32 | $1.23 | $1.26 |
| Dividends paid per share | **–** | – | 0.56 | 0.56 | 0.65 |
| Bookings | **1,975,536** | 1,521,561 | 1,039,262 | 1,082,484 | 1,172,431 |
| Ending backlog | **662,803** | 659,250 | 270,647 | 291,082 | 291,568 |
| **PERFORMANCE RATIOS** (as a percent of sales) | | | | | |
| Gross profit margin | **32.0%** | 33.0% | 34.2% | 38.3% | 39.0% |
| Selling, general and administrative expense | **21.4%** | 23.4% | 28.4% | 26.9% | 27.1% |
| Operating income | **7.4%** | 6.0% | 3.0% | 7.9% | 7.3% |
| Net earnings | **–** | 0.9% | 1.1% | 4.5% | 4.5% |
| **FINANCIAL CONDITION** | | | | | |
| Working capital | **$ 481,368** | $ 464,035 | $ 258,128 | $ 268,164 | $ 284,220 |
| Net property, plant and equipment | **362,388** | 405,412 | 209,976 | 209,032 | 209,509 |
| Intangibles and other assets | **791,448** | 806,679 | 174,387 | 173,875 | 155,852 |
| Total assets | **2,051,975** | 2,110,143 | 838,151 | 870,197 | 880,025 |
| Capital expenditures | **35,225** | 27,819 | 40,535 | 38,249 | 39,560 |
| Depreciation and amortization | **73,855** | 57,037 | 39,599 | 39,299 | 38,933 |
| Long-term debt | **996,222** | 1,111,108 | 198,010 | 186,292 | 128,936 |
| Retirement benefits and deferred items | **227,963** | 260,107 | 136,207 | 120,015 | 125,372 |
| Shareholders' equity | **411,019** | 304,911 | 308,274 | 344,764 | 395,273 |
| **FINANCIAL RATIOS** | | | | | |
| Return on average shareholders' equity | **(0.5)%** | 4.4% | 3.6% | 13.1% | 13.0% |
| Return on average net assets | **4.4%** | 5.5% | 3.4% | 8.6% | 9.0% |
| Net debt to capital ratio | **71.3%** | 78.1% | 35.7% | 34.2% | 18.2% |
| Current ratio | **2.2** | 2.1 | 2.3 | 2.2 | 2.2 |
| Interest coverage ratio | **1.7** | 2.0 | 4.3 | 9.5 | 10.7 |

(a) Financial results in 2001 include integration expenses of $63,043, a reduction of Flowserve restructuring expense of $1,208 and an extraordinary item of $17,851 net of tax, resulting in a reduction in after tax net earnings of $57,307 or $1.46 per share, for a net earnings per share before special items of $1.42.

(b) Financial results in 2000 include Invatec and IDP from the date of the respective acquisitions. Financial results in 2000 include integration expenses of $35,211, restructuring expenses of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in after tax net earnings of $37,752 or $1.00 per share, for a net earnings per share before special items of $1.35.

(c) Financial results in 1999 include integration expenses of $14,207 relating to the Company's Flowserver program, restructuring expenses of $15,860, other nonrecurring items for inventory and fixed asset impairment of $5,067 (included in costs of sales), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5,799 (included in selling and administrative expense), resulting in a reduction in net earnings of $27,322 or $0.72 per share after tax, for net earnings per share before special items of $1.04.

(d) Financial results in 1998 include integration expenses of $38,326, an obligation under an executive employment agreement of $3,803 (included in selling and administrative expense) and, except for operating income, the benefit of the cumulative effect of an accounting change of $1,220, resulting in a reduction in net earnings of $26,062, or $0.65 per share after tax, for a net earnings per share before special items of $1.88.

(e) Financial results in 1997 include restructuring and integration expenses of $51,513 and an $11,376 gain on the sale of a subsidiary, resulting in a reduction in net earnings of $30,483, or $0.75 per share after tax, for net earnings per share before special items of $2.01.

# Shareholder and Market Information

## CORPORATE HEADQUARTERS

222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421
Telephone 972.443.6500
Facsimile 972.443.6800

## TRANSFER AGENT

For stock and legal transfers, changes of address, lost stock certificates, elimination of duplicate mailings of shareholder information or general inquiries about stock ownership, contact:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone 800.622.6757

## ANNUAL MEETING

The 2002 Annual Meeting of Shareholders will be held at 11 a.m. Central time on Thursday, April 18, 2002, at the Crescent Court Hotel, 400 Crescent Court, Dallas, Texas 75201.

## STOCK EXCHANGE LISTING

Flowserve Corporation common stock is listed on the New York Stock Exchange and traded under the symbol FLS.

The Company's records show that at February 15, 2002, approximately 45,277,715 shares of Flowserve common stock were outstanding. Based on these records, plus requests from brokers and nominees listed as shareholders of record, the Company estimates there are approximately 12,100 shareholders of its common stock.

## COMPOSITE TRADES

| | (Intraday Prices) | | (Closing) | Cash Dividends |
|---|---|---|---|---|
| Year/Quarter | High | Low | Year-end | Declared |
| **2002** | | | | |
| First (02/15/02) | **28.20** | **22.65** | | |
| **2001** | | | | |
| First | **24.35** | **19.22** | | – |
| Second | **33.30** | **20.76** | | – |
| Third | **31.15** | **18.90** | | – |
| Fourth | **27.02** | **18.70** | **26.61** | – |
| **2000** | | | | |
| First | **17.00** | **10.56** | | – |
| Second | **17.69** | **12.00** | | – |
| Third | **18.88** | **14.50** | | – |
| Fourth | **23.50** | **16.13** | **21.38** | – |

## FORMS 10-K AND 10-Q

Shareholders may obtain without a charge a copy of Flowserve's Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission. For copies or information about Flowserve's operating or financial performance, please address your communications to:

Michael E. Conley
Director, Investor Relations
Flowserve Corporation
222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421
972.443.6500

For more information on Flowserve, please visit the Company's Web site at www.flowserve.com

## FIRMS PROVIDING EQUITY RESEARCH COVERAGE ON FLOWSERVE INCLUDE:

ABN Amro
Banc of America Securities
Bear Stearns
Credit Suisse First Boston
Merrill Lynch
Morgan Stanley
Robert W. Baird
SunTrust Robinson Humphrey

FLOWSERVE

## BOARD OF DIRECTORS



**C. Scott Greer**, Chairman, President and Chief Executive Officer, Flowserve Corporation, Executive Committee



**Hugh K. Coble**, Vice Chairman, Emeritus, Fluor Corporation, Compensation Committee



**Diane C. Harris**, President, Hypotenuse Enterprises, Inc., Audit/Finance Committee, Executive Committee



**George T. Haymaker, Jr.**, Non-Executive Chairman of the Board, Kaiser Aluminum Corporation, Non-Executive Chairman of the Board, Safelite Auto Glass, Compensation Committee, Executive Committee



**Michael F. Johnston**, President and Chief Operating Officer, Visteon Corporation, Compensation Committee



**Charles M. Rampacek**, Chairman, President and Chief Executive Officer, Probex Corp., Audit/Finance Committee



**James O. Rollans**, President and Chief Executive Officer, Fluor Signature Services, Audit/Finance Committee



**William C. Rusnak**, Advisor to and former President, Chief Executive Officer, Chief Operating Officer and Director, Premcor Inc. Audit/Finance Committee



**Kevin E. Sheehan**, General Partner, CID Equity Partners, Compensation Committee, Executive Committee

F L O W S E R V E   C O R P O R A T I O N

222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421